H. Lundbeck A/S

9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 3630 1511
Fax +45 3630 4429
E-mail ghu@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

02055638

Date 25 October 2002

Our ref GHU
Your ref

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose the Interim Report for the First Half of 2002 and Press Releases from May 2002 to 24 October 2002 as required under *Filing Requirements Under Rule 12g3-2(b.*

Further is enclosed two copies of H. Lundbeck A/S' Articles of Association approved by the Board of Directors at the Annual General Meeting on April 8, 2002.

Yours sincerely

Hans Henrik Munch-Jensen
Senior Vice President/CFO
Corporate Finance

dlw 11/4

INTERIM REPORT FOR THE FIRST HALF OF 2002



Lundbeck

Lundbeck's mission is to improve the quality of life for people suffering from psychiatric and neurological diseases

CONTENTS



INTERIM REPORT FOR THE FIRST HALF OF 2002



At its meeting today, the Supervisory Board of H. Lundbeck A/S approved the company's interim report for the half year ended 30 June 2002, presenting the following highlights:

- Revenue rose by 34% to DKK 4,792 million compared to the same period last year.
- Profit from operations went up by 42% to DKK 1,562 million compared to the same period last year.
- As a result of an unrealised loss on other investments, primarily the company's holding of Cephalon shares (DKK –299 million), the company's financial items showed a net expense of DKK 380 million against a net income of DKK 72 million in the first half of 2001.
- Profit before tax rose by 1% to DKK 1,182 million, while profit after tax and minority interest fell by 8% to DKK 748 million compared to the same period last year.
- Sales of Cipramil®* improved by 22% to DKK 2,756 million compared to the same period last year.
- Income from sales of Celexa® in the USA rose by 54% to DKK 1,106 million compared to the same period last year.
- Sales of escitalopram to Forest amounted to DKK 414 million in the first half of 2002.
- On 15 August 2002 the American health authorities FDA approved Lexapro™.

For the full 2002 financial year, the company expects an increase in both revenue and profit from operations of approx. 20% compared to 2001.

Competition from manufacturers of generic citalopram, including the timing of the launch as well as the extent of generic competition, could significantly affect the company's profit for 2002. Alliances, in-licensing agreements, purchase of technology etc could also significantly affect the results.

*) Citalopram is marketed under the following brand names: Cipramil®, Seropram®, Cipram® and Celexa®.

FINANCIAL HIGHLIGHTS AND RATIOS FROM THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	2002 2nd quarter DKKm	2001 2nd quarter DKKm	Change in %	2002 2nd quarter EURm	2002 1st half DKKm	2001 1st half DKKm	Change in %	2002 1st half EURm
FINANCIAL HIGHLIGHTS								
Revenue	2,414.6	1,918.1	26	324.9	4,792.2	3,575.0	34	644.8
Profit from operations	786.2	618.2	27	105.8	1,562.1	1,101.1	42	210.2
Financial items, net	-267.4	152.6	-275	-36.0	-380.3	72.2	-627	-51.2
Profit before tax	518.8	770.8	-33	69.8	1,181.8	1,173.3	1	159.0
Tax	216.2	209.1	3	29.1	433.7	354.4	22	58.4
Profit for the period after minority interest	302.5	559.1	-46	40.7	748.0	812.3	-8	100.7
Capital and reserves	5,235.8	4,217.1	24	704.8	5,235.8	4,217.1	24	704.8
Total assets	8,187.0	7,100.8	15	1,102.0	8,187.0	7,100.8	15	1,102.0
Cash flows from oper. and investing activities	211.5	-86.2	-345	28.5	119.3	-1,148.2	-110	16.1
RATIOS								
Net profit ratio (%)	32.6	32.2	1	32.6	32.6	30.8	6	32.6
Return on assets (%)	15.4	15.3	1	15.4	31.8	27.8	14	31.8
R&D costs as a percentage of revenue	13.5	18.1	-26	13.5	14.4	18.3	-21	14.4
Return on equity (%)	5.9	13.9	-58	5.9	15.0	20.4	-26	15.0
Solvency ratio (%)	64.0	59.4	8	64.0	64.0	59.4	8	64.0
SHARE DATA								
Earnings per share (EPS)	1.30	2.40	-46	0.17	3.21	3.48	-8	0.43
Cash flow per share	1.62	0.68	138	0.22	1.93	0.63	206	0.26
Net asset value per share	22.46	18.09	24	3.02	22.46	18.09	24	3.02
Market capitalisation (DKKm)	47	58	-18	6	47	58	-18	6
Price / Earnings	156.74	103.30	52	156.74	63.39	71.11	-11	63.39
Price / Cash flow	125.31	364.06	-66	125.31	105.23	392.51	-73	105.23
Price / Net asset value	9.06	13.70	-34	9.06	9.06	13.70	-34	9.06

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 30 June 2002 rate 743.15). Balance sheet items are translated at the exchange rates at the balance sheet date (30 June 2002 rate 742.92).

** Financial ratios are calculated according to the Danish Association of Financial Analysts' "Recommendations & Ratios 1997" (4th rev. edition).

Lundbeck continued its positive growth in the first half of 2002, with both revenue and earnings developing satisfactorily. Revenue rose by 34% and profit from operations by 42% on the same period last year.

The growth in revenue was driven primarily by the continued encouraging sales performance of Cipramil®, rising income from Forest's sales of Celexa® in the USA and income from the supply of escitalopram to Forest.

Based on the continued growth of the existing activities and another two major product launches in the current year the management expects 2002 to be another year of growth for the Lundbeck Group.

Generic situation

In the Annual Report for 2001, the company stated that it expected to encounter generic competition on several of the company's markets in 2002, which it did. However, the effect of generic competition is mainly being seen on the Australian and German markets.

Lundbeck is convinced that citalopram is protected against generic competition beyond the date of expiry of the original compound patent via, among other things, a large number of process patents. A conviction which has been further confirmed by a number of legal actions in the Scandinavian countries where enforcement proceedings have compelled several generic manufacturers to remove their copies from the market immediately.

Lundbeck is the first to regret the uncertainty that these spectacular introductions and withdrawals create for doctors, patients as well as relatives, and it is therefore important to emphasise that in all enforcement proceedings decisions have been in Lundbeck's favour.

It is still the company's policy to defend its rights energetically, wherever they may be violated by generic manufacturers.

Launch of Cipralex® / Lexapro™

On 10 December 2001, the Swedish health authorities approved Cipralex® for treatment of depression and panic disorder. Since then Cipralex® has been approved in 12 European countries and in the USA (Lexapro™).

The application for registration of escitalopram is currently being processed in a large number of countries, including Canada and Australia.

Cipralex® has in clinical studies turned out to be a very effective and safe drug, and at several international conferences Lundbeck has presented clinical data which show that Cipralex® (escitalopram) is significantly more effective than Cipramil® (citalopram). Data presented at the 23rd Collegium Internationale Neuro-Psychopharmacologium (CINP) Congress in Montreal shows that 20% more of the treated patients become symptom-free with Cipralex® as compared with Cipramil®. Furthermore, several studies showed that Cipralex® had an onset of action already after one week, which is not the case with citalopram, nor with other competing SSRIs.

At present, Cipralex® has been marketed in the UK, Sweden, Switzerland and Denmark. In other countries launch will take place immediately after the marketing authorisation has been issued and reimbursement negotiations have been concluded with the respective authorities.

Launch of Ebixa®

On 23 May, the EU Commission issued a marketing authorisation for Ebixa® covering all EEA countries.

Ebixa® is the first in a new class of drugs – NMDA glutamate antagonists – for the treatment of Alzheimer's disease. The drug has demonstrated clinically significant efficacy in patients suffering from

moderately severe to severe Alzheimer's disease. Ebixa® is expected to fulfil unmet needs within this group of patients for whom no approved treatment has been available until now.

Data on Ebixa® presented at the Alzheimer's Association 8th International Conference on Alzheimer's Disease and Related Disorders held in Stockholm from 20-25 July demonstrated several potential benefits. Ebixa® showed clinical efficacy over a period of one year, reduced the need for care and reduced costs to society, is well-tolerated in patients receiving combined therapy with cholinesterase inhibitors, and showed a protective effect on brain cells in preclinical studies.

Ebixa® has already been marketed in Germany and Denmark, and the drug will be introduced into the other European markets from the second half of 2002. In addition, Ebixa® has been approved in Mexico where it has already been marketed.

Serdolect®

On 26 June, the EU Commission revoked the suspension of Lundbeck's drug for treatment of schizophrenia, Serdolect®, on the basis of supplementary data delivered by Lundbeck, all substantiating the safety of Serdolect®.

Serdolect® is not only an effective drug for treatment of schizophrenia but is also free of many of the side effects that normally occur during treatment with antipsychotics.

In connection with the withdrawal of the suspension, Lundbeck has agreed to conduct a socalled post-marketing study. The company expects Serdolect® to be available for ordinary prescription and use in Europe in 2004.

Marketing and sales cooperation

In the first half of 2002, Lundbeck and Recordati entered into a co-marketing agreement on the sale and marketing of escitalopram in Italy. The agreement is a continuation of Lundbeck's and Recordati's successful cooperation on selling and marketing citalopram since 1995.

Furthermore, H. Lundbeck A/S and Mochida Pharmaceutical Co., Ltd. entered into a semi-exclusive licence agreement on the development, registration, sale and marketing of escitalopram in the Japanese market.

New research cooperation

In the first half of 2002, H. Lundbeck A/S entered into cooperation with Warren Pharmaceuticals on use of their tissue protection technology for treatment of CNS illnesses. Through the cooperation the companies have uncovered tissue protective effects of a number of molecules and their ability to cross the blood brain barrier. Selected molecules have demonstrated positive effects in animal studies, which support the potential utility of these molecules for treatment of brain and spinal cord injuries, Alzheimer's disease, sclerosis and other diseases.

Expectations for 2002

According to Lundbeck's expectations for 2002 as expressed in the Annual Report 2001, revenue should rise by 10-12% and profit from operations by 12-15% compared to 2001.

In connection with the publication of the interim report for the first quarter of 2002, Lundbeck adjusted its expectations for 2002 upwards. Compared to 2001, both revenue and profit from operations were expected to rise by approx. 20%.

The company still expects an increase in both revenue and profit from operations of approx. 20% compared to 2001.

Updated pipeline as of 20 August 2002

Compound	Activity	Indication	2002	2003	2004	2004+
Sertindole	D_2 $5HT_2$	Schizophrenia	PMS-studies		Launch	
Escitalopram	SSRI	SAD		NDA	Launch	
Etilevodopa	L-dopa	Parkinson's	III	NDA	Launch	
Rasagiline	MAO-B	Parkinson's	III	NDA	Launch	
Memantine	NMDA antagonist	Alzheimers, mild to moderate			NDA	Launch
Bifeprunox	Dopamine/serotonin	Schizophrenia	II	III		NDA
Gaboxadol	$GABA_A$-agonist	Sleep disorder	II/III			NDA
CEP-1347	Kinase inhibitor	Parkinson's+	II/III			III
Lu 35-138	D_4	Schizophrenia	I	II		III

FINANCIAL REVIEW



Accounting policies

General:
Lundbeck prepares its financial statements in accordance with the Danish Financial Statements Act, current International Accounting Standards (IAS) and the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements have been presented in accordance with the IAS standards and interpretations applicable to the financial year 2002.

The interim report has been presented in accordance with IAS 34 concerning interim financial reporting. The interim report contains less information than the financial statements. It includes no notes on the financial statements but primarily information which is essential to understand developments since 31 December 2001.

The disclosures required by IAS 34 are included in the financial review, which is regarded as an integral part of the interim report.

The interim report includes only Group figures.

Segment information:
The company is only engaged in the business segment drugs for treatment of illnesses of the central nervous system. Therefore, no segment information is given in the interim report.

Profit for the period

Lundbeck continued its positive growth in the first half of 2002.

Profit from operations in the first half of 2002 was DKK 1,562 million, or an improvement of 42% on the same period last year.

Profit before tax and profit after tax and minority interest rose by 1% to DKK 1,182 million and fell by 8% to DKK 748 million respectively compared to the same period last year.

Revenue

Lundbeck's revenue improved by 34% in the first half of 2002, amounting to DKK 4,792 million against DKK 3,575 million in the same period last year.

The growth in revenue was driven by the continued encouraging sales performance of Cipramil®, rising income from Forest's sales of Celexa® in the USA and income from the supply of escitalopram to Forest.

In the first half of 2002, Lundbeck's sales of Cipramil® outside the USA rose by 22% to DKK 2,756 million. Sales in most major European markets and in the Canadian market account for the greater part of this increase. However, also emerging markets like Mexico and Turkey with very high growth rates in the first half of the year contributed significantly to the profit for the period. Sales of Cipramil® in these markets showed an improvement of 70-100% compared to sales in the same period last year. In Australia, Cipramil® sales fell compared to the same period last year as a result of generic competition.

Lundbeck's income from sales of Celexa® in the USA was DKK 1,106 million in the first half of 2002, equivalent to an increase of 54% on the same period last year. In the first half of 2002, Forest achieved Celexa® sales totalling USD 665 million against USD 444 million in the same period last year. At the end of the first half of 2002, Celexa® had a market share of 17.55% of new SSRI prescriptions and of 17.26% of all SSRI prescriptions in the USA.

In the first half of 2002, Lundbeck's income from sales of escitalopram to Forest totalled DKK 414 million.

According to Lundbeck's accounting policies, sales of both citalopram and escitalopram to Forest are recognised at the guaranteed minimum price at the time of delivery. At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. The difference between the invoiced price and the minimum price of Forest's inventories is recorded in the balance sheet as prepayment and does not consequently affect Lundbeck's cash flows. The difference between the minimum price already recognised as income and the final calculated settling price is recog-

Major growth markets	Increase in revenue
	1st half of 2002 vs. 1st half of 2001
United Kingdom	20%
France	17%
Germany	10%
Spain	64%
Italy	40%
Canada	44%
Australia	-6%
USA – Celexa®	54%

nised as income. At the same time, the prepayment is reduced correspondingly.

The prepayment was DKK 1,133 million at 30 June 2002 compared to DKK 949 million at 30 June 2001 and DKK 1,041 million at 31 December 2001.

In the first half of 2002, Lundbeck's sales of other antidepressants and antipsychotics totalled DKK 420 million, corresponding to an increase of DKK 37 million, or 10%, compared to the same period last year.

Lundbeck's sales of other products dropped by DKK 118 million to DKK 96 million in the first half of 2002.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is included in the financial statements at the forward rates. The effect on the profit is DKK 43 million (DKK 13 million at the end of the first half of 2001) compared to a situation where the income was included at the current rates of exchange during the period. Of the total effect DKK 36 million stems from the hedging of USD, which has been included in the income from sales of Celexa® and Lexapro®.

At 30 June 2002, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approx. DKK 4.0 billion. The average hedging rate for EUR was 748.10 at 30 June 2002 and for USD it was 823.48. Deferred recognition of net exchange gains totalled DKK 182 million at 30 June 2002 against deferred recognition of exchange losses of DKK 30 million at 30 June 2001 and deferred recognition of exchange gains of DKK 25 million at 31 December 2001.

Costs

Lundbeck's total costs, exclusive of financial items and tax, were DKK 3,230 million in the first half of 2002, up 31% on the same period last year. The greater part of the increase is due to higher selling and marketing costs as well as production costs.

Production costs climbed by 48% to DKK 930 million, reflecting primarily a generally growing level of activity to meet the increase in sales of present and new products. This has resulted in new appointments, outsourcing and a reorganisation of existing production.

Distribution costs amounted to DKK 1,018 million, equivalent to an increase of 30% compared to the same period last year. The increase is primarily due to preparations of the introduction of Cipralex® and Ebixa®. Thus the sales force in Europe and in emerging markets was greatly enlarged in the latter half of 2001 and in the first half of 2002.

Administrative expenses went up by 41% to DKK 585 million, due mainly to the cost of establishing new subsidiaries in Latin America and Asia as well as the continued expansion of the Group's IT and communications infrastructure.

Research and development costs totalled DKK 691 million in the first half of the year against DKK 655 million in the same period last year as a result of a generally higher level of activity and the expansion of Lundbeck's own research and development organisation. Research and development costs accounted for 14% of revenue in the first half of 2002 against 18% in the first half of 2001.

Depreciation and amortisation charges, which are included in the individual cost categories, totalled DKK 180 million against DKK 130 million in the same period last year. Most of the increase is attributable to amortisation on goodwill and other intangible assets acquired on 28 February 2001 in connection with the purchase of Byk Gulden Lomberg Chemische Fabrik GmbH's share of Lundbeck GmbH & Co.

Financial items

In the first half of 2002, the Group had a financial net expense of DKK 380 million against a net income of DKK 72 million in the same period last year.

Unrealised losses on other investments totalled net DKK 302 million at 30 June 2002 against an unrealised gain of DKK 99 million in the same period last year. Lundbeck's other investments at 30 June 2002 were mainly a shareholding in Cephalon, Inc. with a market value of DKK 337 million. The value adjustment of the Cephalon shares amounted to DKK -299 million at 30 June 2002. The shareholding in Cephalon has been translated into DKK based on Danmarks Nationalbank's average USD rate of 744.78 at 28 June 2002.

Exchange adjustments relating to forward contracts and options, which under IAS 39 no longer are classified as hedging but as trading, are taken to financial items on an ongoing basis. At 30 June 2002, foreign cur-

rency hedging contracts classified as trading had been entered into in an amount equivalent to a value of DKK 1.1 billion. For the six months ended 30 June 2002, these exchange adjustments represent a net expense of DKK 84 million, including mainly translations for accounting purposes of trade debtors and balance sheet accounts.

Tax

The income tax expense at 30 June 2002 has been calculated at DKK 434 million against DKK 354 million in the same period last year. Further, items totalling DKK 11 million are stated under capital and reserves.

The tax rate was 37% at the end of the first half of 2002 against 30% at the end of the first half of 2001. The effect of non-deductible share price adjustments on the tax rate is approx. 6 percentage points compared to the same period last year.

Investments

Lundbeck's total net investments in the first half of 2002 amounted to DKK 331 million against DKK 1,295 million in the same period last year. The high level in the first half of 2001 was mainly due to the purchase of Byk Gulden's share of Lundbeck GmbH & Co. in March 2001.

Tangible and intangible net capital investments totalled DKK 315 million in the first half of 2002, including investments in new manufacturing facilities in Seal Sands, an analytical control laboratory in Valby, a new administration building in Lumsås and a new business system in replacement of existing systems, primarily in production and purchasing. The corresponding amount was DKK 1,242 million for the same period last year.

In the first half of 2002, financial investments, net, were DKK 16 million against DKK 53 million in the first half of 2001.

Cash flows

Lundbeck's cash flows from operating activities were DKK 451 million at 30 June 2002 against DKK 147 million in the same period last year.

Lundbeck's cash flows from investing activities amounted to DKK –331 million at 30 June 2002 against DKK –1,295 million in the same period last year.

Lundbeck's free cash flow amounted to DKK 119 million at 30 June 2002 against DKK –1,148 million in the same period last year.

Cash flows from financing activities amounted to DKK -297 million at 30 June 2002 after payment of dividend relating to 2001.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 728 million at the end of the first half of 2002 against DKK 83 million in the same period last year.

Capital and reserves

Capital and reserves at 30 June 2002 amounted to DKK 5,236 million against DKK 4,217 million at 30 June 2001 and DKK 4,742 million at 31 December 2001.

The movements in capital and reserves are shown below:

The return on equity was 15.0% in the first half of 2002 compared to 20.4% in the same period last year.

Movements in capital and reserves	DKKm
Capital and reserves 1 January 2002	4,742
Distributed dividend for 2001	-263
Additions 2002 – gain on hedging contracts	200
Disposals 2002 – gain on hedged transactions transferred to revenue and the balance sheet	-43
Proceeds from purchase/sale of treasury shares	-32
Option premium paid on purchase of treasury shares	-105
Tax on items of capital and reserves relating to the period	-11
Net profit for the period	748
Capital and reserves 30 June 2002	5,236

Incentive plans and treasury shares

In 1999, Lundbeck introduced a share option plan for the company's management and executives, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In addition, a new option plan for executives and key employees has been established in 2002 as mentioned in the company's announcement of results for the year no. 62 of 5 March 2002.

Management share option plan (1999)
The company has authorisation to grant 2,000,000 options at DKK 5 each. At 30 June 2002, 1,997,700 options had been granted compared to 1,993,368 at 30 June 2001. The Supervisory Board is not comprised by the share option plan.

Share price based plan for the employees of foreign companies (1999)
As a result of the conditions relating to the plan, the value of the plan inclusive of the associated social security costs corresponded to 493,600 shares at 30 June 2002.

Share option plan for key employees (2002)
The company has authorisation to grant 2,500,000 options at DKK 5 each. At 30 June 2002, 2,431,000 options had been granted. As previously, the Supervisory Board is not comprised by this option plan.

Securing obligations relating to incentive plans
In 1999, the company purchased 2,000,000 treasury shares at a total cost of DKK 87.5 million to secure and implement the share option plan from 1999.

To cover the increase in the company's obligations and the associated social security costs connected with the share price based plan from 1999, the company purchased 740,000 treasury shares at a total cost of DKK 50.4 million in 1999.

The holding of treasury shares at 30 June 2002 totalled 2,400,436.

The option plan from March 2002 is secured by means of an option contract entered into with Lundbeckfondens Investeringsselskab A/S (LFI A/S), which gives the company the right to buy up to 2,500,000 shares from LFI A/S.

Accounting for incentive plans
The obligation relating to the incentive plans at 30 June 2002 was DKK 256 million against DKK 428 million at 30 June 2001. The obligation relating to the new option plan has been calculated as if the options were exercisable at 30 June 2002, which is not the case as the exercise period is from 1 September 2003 to 1 September 2004.

The holding of treasury shares acquired to secure and implement the share option plan and to cover the increase in the company's obligations according to the foreign employee plan has been deducted from capital and reserves. The market value at 30 June 2002 was DKK 488 million against DKK 604 million at 30 June 2001.

Lastly, there is the market value at 30 June 2002 of the share option purchased from LFI A/S of the DKK 60 million compared to a value of DKK 105 million at 5 March 2002. The market value of the purchased option has been calculated on the basis of the Black & Scholes formula.

Number of employees

At the end of the first half of 2002, the number of full-time employees was 4,604, an increase of 1,051 compared to the end of the first half of 2001 and an increase of 665 compared to the end of 2001. In the 1 January – 30 June 2002 period, the average number of full-time employees was 4,271 against 3,367 in the same period last year.

Tentative dates for the release of announcements of results for 2002 and 2003

4 November 2002
Interim report for the nine months ended 30 September 2002

11 March 2003
Financial statements for 2002

5 May 2003
Interim report for the first quarter of 2003

19 August 2003
Interim report for the half year ended 30 June 2003

4 November 2003
Interim report for the nine months ended 30 September 2003

Releases 2002

No. 75 15 August 2002
FDA approves Lexapro™ – escitalopram

No. 74 01 August 2002
Lundbeck and Cephalon initiate clinical trial of CEP-1347 for the treatment of Parkinson's disease

No. 73 22 July 2002
Data on Ebixa® for treatment of Alzheimer's disease

No. 72 2 July 2002
Employee shares in H. Lundbeck A/S

No. 71 24 June 2002
New clinical and pre-clinical data on Cipralex®

No. 70 11 June 2002
Cipralex® introduced in the UK

No. 69 31 May 2002
Lundbeck and Mochida enter into agreement on the development and sale of Cipralex® in Japan

No. 68 23 May 2002
The EU Commission issues marketing authorisation for Ebixa®

No. 67 10 May 2002
Cipralex® approvals in Europe

No. 66 7 May 2002
Interim report for the first quarter of 2002

No. 65 9 April 2002
On 9 April 2002 H. Lundbeck A/S' Annual General Meeting was held at SAS Radisson

No. 64 22 March 2002
Notification of Ordinary General Meeting 2002 for H. Lundbeck A/S

No. 63 20 March 2002
Cipralex® effective in treating generalised anxiety, social anxiety and panic disorders

No. 62 5 March 2002
Announcement of results for the year ended 31 December 2001

No. 61 20 February 2002
Memantine – Ebixa® – approved for treatment of Alzheimer's disease

No. 60 18 February 2002
Lundbeck announces license agreement and equity investment in Warren Pharmaceuticals

No. 59 31 January 2002
Financial calendar 2002

No. 58 7 January 2002
H. Lundbeck A/S and Recordati S.p.A. enter into co-marketing agreement

No. 57 2 January 2002
Cipralex® approved in Switzerland

The forward-looking statements contained in this announcement are based on the management's current expectations concerning certain future events and results. These are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Further, some of the expectations are based upon assumptions about future events, which may turn out to be incorrect.

For further information please contact Hans Henrik Munch-Jensen, Senior Vice President & CFO, tel +45 36 30 15 11, ext. 2660, or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the company's revenue was DKK 7.7 billion and the number of employees is approx. 4,600.

Yours sincerely
H. Lundbeck A/S

Arne V. Jensen
Chairman of
the Supervisory Board

Erik Sprunk-Jansen
President & CEO

INCOME STATEMENT (UNAUDITED)

1 January – 30 June 2002

GROUP

	2002 1st half DKKm	2001 1st half DKKm	Change in %	2001 Full year DKKm
Revenue	4,792.2	3,575.0	34	7,655.5
Production costs	929.6	629.5	48	1,369.6
Distribution costs	1,017.5	782.8	30	1,911.6
Administrative expenses	585.0	414.1	41	995.3
Profit before research and development costs	2,260.1	1,748.6	29	3,379.0
Research and development costs	691.4	655.1	6	1,540.6
Profit before other operating items	1,568.7	1,093.5	43	1,838.4
Other operating income/(expenses)	-6.6	7.6	-187	-12.5
Profit from operations	1,562.1	1,101.1	42	1,825.9
Finance income, net	-380.3	72.2	-627	78.9
Profit before tax	1,181.8	1,173.3	1	1,904.8
Income tax expense	433.7	354.4	22	581.5
Profit for the period after tax	748.1	818.9	-9	1,323.3
Minority interest	0.1	6.6	-99	11.9
Net profit for the period	748.0	812.3	-8	1,311.4
Earnings per share (EPS)	3.21	3.48		5.63

BALANCE SHEET (UNAUDITED)

at 30 June 2002

GROUP

	30.6.2002 DKKm	30.6.2001 DKKm	31.12.2001 DKKm
ASSETS			
Intangible assets	1,027.4	1,073.8	1,079.9
Tangible assets	2,765.3	2,139.0	2,577.5
Financial assets	579.0	805.4	977.7
Total non-current assets	4,371.7	4,018.2	4,635.1
Inventories	857.3	550.4	683.3
Receivables	2,107.4	1,897.6	1,616.1
Other securities	0.2	348.3	343.3
Cash	850.4	286.3	688.1
Total current assets	3,815.3	3,082.6	3,330.8
Total assets	8,187.0	7,100.8	7,965.9
LIABILITIES			
Share capital	1,165.5	1,165.5	1,165.5
Share premium	0.0	448.2	0.0
Reserve for treasury shares	0.0	0.0	0.0
Accumulated profits	4,070.3	2,603.4	3,576.1
Capital and reserves	5,235.8	4,217.1	4,741.6
Minority interest	0.0	31.8	5.5
Provisions	158.4	68.7	141.1
Non-current liabilities	49.7	60.5	51.0
Bank and mortgage debt	72.3	491.1	105.1
Trade payables	730.6	475.7	1,053.0
Prepayments	1,132.5	948.7	1,041.1
Other Liabilities	807.7	807.2	827.5
Current liabilities	2,743.1	2,722.7	3,026.7
Total liabilities	2,792.8	2,783.2	3,077.7
Total capital and reserves and liabilities	8,187.0	7,100.8	7,965.9

CASH FLOW STATEMENT (UNAUDITED)

1 January – 30 June 2002

GROUP

	2002 1st half DKKm	2001 1st half DKKm	2001 Full year DKKm
Cash flows from operating activities	450.6	147.2	1,704.0
Cash flows from investing activities	-331.3	-1,295.4	-2,045.2
Cash flows from operating and investing activities	**119.3**	**-1,148.2**	**-341.2**
Cash flows from financing activities	-297.1	278.3	-118.8
Increase/(decrease) in cash and cash equivalents	**-177.8**	**-869.9**	**-460.0**
Cash and cash equivalents at 1.1.	1,031.4	1,502.9	1,502.9
Unrealised exchange rate changes for the period	-3.0	1.6	-11.5
Increase/(decrease) for the year	-177.8	-869.9	-460.0
Cash and cash equivalents at 30.6.	**850.6**	**634.6**	**1,031.4**
Interest-bearing net cash is composed as follows:			
Cash and cash equivalents excluding treasury shares	850.6	634.6	1,031.4
Interest-bearing debt	-122.0	-551.6	-156.1
Interest-bearing net cash at 30.6.	**728.6**	**83.0**	**875.3**

LUNDBECK'S PRODUCTS



Antidepressants

Cipralex®/Lexapro™
(escitalopram)

Cipramil®/Seropram®/Cipram®/Celexa®
(citalopram)

Deanxit®
(flupenthixol + melitracene)

Dixeran®
(melitracene)

Fluanxol®/Fluanxol® Mite
(0.25 mg, 0.50 mg, 1 mg)
(flupenthixol)

Noritren®/Nortrilen®/Sensaval®
(nortriptyline)

Saroten®/Sarotex®/Redomex®
(amitriptyline)

Tymelyt®
(lofepramine)

Antipsychotics

Buronil®/Bunil®
(melperone)

Cisordinol®/Clopixol®/Ciatyl-Z®
(zuclopenthixol)

Cisordinol® Depot/Clopixol® Depot/ Ciatyl-Z® Depot
(zuclopenthixol decanoate)

Cisordinol-Acutard®/Clopixol-Acutard®/ Clopixol-Acuphase®/Ciatyl-Z-Acuphase®
(zuclopenthixol acetate)

Fluanxol®/Depixol®
(flupenthixol)

Fluanxol® Depot/Depixol® Inj.
(cis(Z)-flupenthixol decanoate)

Serdolect®/Serlect®
(sertindole)

Truxal®/Truxaletten®
(chlorprothixene)

Antialzheimer products

Ebixa®
(memantine)

Antimigraine products

Almogran®
(almotriptan)

For further information please see our homepage
www.lundbeck.com

Our vision is to become a world leader in the development of pharmaceuticals for psychiatric and neurological diseases

Design: Bysted HQ A/S
Photos: Morten Larsen
Printed by: Quickly Tryk A/S
August 2002



H. Lundbeck A/S
9 Ottiliavej
DK-2500 Valby
Copenhagen
Denmark

Tel.: +45 3630 1311
Fax: +45 3630 1940
www.lundbeck.com
information@lundbeck.com
CVR no. 56759913

Cipralex® (escitalopram) superior to venlafaxine in head to head trial

AA+

TO A FRIEND

Release number: 81 **Release date: 07-10-2002**

Cipralex® shows earlier sustained response and remission than venlafaxine and is better tolerated in Major Depressive Disorder. Furthermore, Cipralex® shows continued improvement in the long-term treatment of Major Depressive Disorder.

Results of an out-patient study in Major Depression presented at the 15th Congress of the European College of Neuropsychopharmacology show that Cipralex® produced significantly higher response and remission rates than venlafaxine XR over several time points.

The study also demonstrated that escitalopram-treated patients reached sustained response and sustained remission significantly faster than the venlafaxine-treated patients. In addition Cipralex® was better tolerated than venlafaxine XR with escitalopram-treated patients having significantly fewer discontinuation signs and symptoms than the venlafaxine-treated patients.

Until now SSRI therapy has been welcomed for offering a gold standard tolerability profile, but challenged by some to be less effective than non-selective treatments such as TCA and venlafaxine. This study demonstrates that escitalopram is as effective as venlafaxine, but superior in achieving remission earlier and it is significantly better tolerated. This clearly helps to fulfil an unmet need in depression treatment, said leading trial investigator Professor Stuart Montgomery, Imperial College School of Medicine, University of London.

Cipralex® offers early separation from placebo

The early treatment effect of Cipralex® was shown in two randomised double-blind, placebo-controlled, fixed-dose studies designed to evaluate the efficacy and tolerability of Cipralex® in the treatment of depression.

Escitalopram significantly separated from placebo after one week of double-blind treatment and maintained separation through to endpoint, said Professor Montgomery.

Dr Alan Wade, General Practitioner and Director, CPS Research Centre, Scotland, commented on the importance of the results in the real world setting. These results are very promising as it is common for patients to abandon therapy after four weeks of treatment if they do not feel the treatment is having an effect.

Early treatment efficacy aids compliance by preventing early drop-outs and even more important early positive response predicts favourable long-term outcomes and full remission.

Improvement during long-term Cipralex® treatment
The efficacy of Cipralex® in the long-term treatment of patients suffering from Major Depressive Disorder was evaluated in a multi-national, open label extension study that was conducted in primary care in ten countries.

The mean MADRS total scores improved throughout the study to 7.2 by week 52. Consistent with the continued improvement during long-term treatment with Cipralex® at end point 86% of patients had reached remission (defined as a MADRS total score 12).

The results of this study are particularly important as they will help to convince patients to stay on treatment. Full remission should be the therapeutic goal of both patients and physicians. Escitalopram supports this need and will have a positive impact on the quality of life for more people, said Dr Wade.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.
For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000.

◀ Releases

Subscription of employee shares in H. Lundbeck A/S is now closed

Release number: 80 **Release date: 26-09-2002**

The outcome of the offer for subscription of employee shares is that 82 percent of the employees eligible for the offer have chosen to subscribe for employee shares in H. Lundbeck A/S.

As already stated in announcement no. 72 of 2 July 2002, Lundbeck carried out an employee share issue in H. Lundbeck A/S, up to a nominal amount of DKK 7.5 million, during the period from 9 September to 19 September 2002. The issue was conducted in accordance with an authorisation granted by the Annual General Meeting on 9 April 2002. The employee shares were offered to the employees of H. Lundbeck A/S, Lundbeck Middle East A/S, Lundbeck Pharma A/S and the employees of Lundbecks subsidiaries in UK, Portugal, Japan, Korea and Turkey. During the same period, the employees of Lundbecks other subsidiaries were offered a phantom share programme.

Employee and phantom shares were offered at a price of DKK 81.

The employees have subscribed shares for a nominal amount of DKK 3,206,425, equivalent to 641,285 shares. The share capital will after registration amount to a nominal amount of DKK 1,168,709,925, equivalent to 233,741,985 shares of DKK 5 each.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000.

◄ Releases

Lundbeck and Abbott Laboratories Enter Strategic Alliance to Co-Promote Lundbecks Anti-Depression Drug Lexapro in Latin America

TO A FRIEND

Release number: 79 **Release date: 12-09-2002**

H. Lundbeck A/S and Abbott Laboratories announced today that the companies have entered into an agreement to market, sell, and distribute Lexapro (escitalopram) in all Latin American markets. Lexapro is also sold under the trade name Cipralex in many other countries throughout the world.

The combined business infrastructure of the two companies creates a strong foundation for the successful market introduction of Lexapro. As part of the agreement, Lexapro will be promoted by an extensive group of medical representatives making the product the most widely promoted anti-depressant in Latin America.

Lexapro, a second-generation anti-depressant, belongs to the class of selective serotonin reuptake inhibitors (SSRIs) for the treatment of depression and panic disorders. Lexapro has demonstrated powerful efficacy and excellent tolerability in clinical trials. In addition, many patients taking 10 mg of Lexapro per day, demonstrated relief in depressive symptoms beginning after the first week of treatment, which is not the case with citalopram or other competing SSRIs. The most commonly reported side effects associated with SSRIs include nausea, ejaculation disorder, insomnia, diarrhea, dry mouth, somnolence, and dizziness.

"We are pleased to offer Latin American patients a new option to treat depression and panic disorder with Lexapro," said Roberto Reyes, Vice President, Latin America/Canada, Abbott Laboratories. "We already have an excellent portfolio of neuroscience products that includes treatment for multiple sclerosis, epilepsy, and manic depression. The addition of Lexapro will complement our portfolio as the most promising new anti-depressant treatment to come to the market," said Mr. Reyes.

A number of large pharmaceutical companies have shown an unparalleled interest in Lexapro due to its unique product characteristics. Lundbeck considers Latin America to be a strategically interesting marketplace and has successfully expanded its business in Latin America in recent years, said Mr. Stig Løkke Pedersen, Senior Vice President, Corporate Affairs and Commercial Operation Canada, Latin America and Asia H. Lundbeck A/S.

However, Lexapros significant market potential justifies an additional substantial resource allocation from a strategic partner. Abbotts strong presence in Latin America coupled with the companys knowledge in the area of central nervous system diseases makes the company an ideal partner for Lundbeck. This agreement shows that we are ready and committed to make Lexapro the most prescribed and available anti-depressant in Latin America," said Mr. Pedersen.

Lexapro has been approved in the United States of America, Mexico, United Kingdom, Sweden, Switzerland, France, Denmark, Lithuania, Belgium, Ireland, Iceland, Luxembourg, Norway, and Austria. Lundbeck is currently

awaiting regulatory approval for Lexapro in a number of other countries.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

Abbott Laboratories is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals, and medical products, including devices and diagnostics. The company employs approximately 70,000 people and markets its products in more than 130 countries.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees was approx. 4,500. H. Lundbecks news releases and other information are available on the companys Web site at www.lundbeck.com

◀ Releases

H. Lundbeck A/S

Lundbeck

About us **Investors** Join us Worldwide What we do myLundbeck **Home** **Sitemap** **Search** Contacts

Share **Releases** Financial tools Presentations Reports Products & markets Pipeline IR contact Subscription

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> Attachmen release PDF

TO A FRIEND

New clinical data on Ebixa®

Release number: 78 **Release date: 10-09-2002**

H. Lundbeck A/S's American partner Forest Laboratories, Inc. has today announced new clinical data from a phase III study on Ebixa® in combination with donepezil (Aricept®).

Please find below the release issued today by Forest Laboratories regarding the results of the clinical trial.

On the basis of a recommendation from the Committee for Proprietary Medicinal Products (CPMP), the EU commission issued a marketing authorisation for Ebixa® on 23 May 2002 covering all EEA countries. Ebixa® has been launched in Germany, Denmark and Mexico.

Ebixa® is the first in a new class of drugs - the NMDA glutamate antagonists - for the treatment of Alzheimer's Disease, demonstrating clinically significant efficacy in patients with moderately severe to severe Alzheimer's disease. Ebixa® is expected to fulfil unmet needs within this group of patients - for whom no approved treatment has been available until now.

Alzheimer's disease affects approximately 5 percent of the population over 65 years of age and more than 20 percent in the age group above 85 years. Currently less than 50 percent of the people suffering from Alzheimer's disease are correctly diagnosed and of these, only 10-30 percent receive appropriate treatment. There are considerable variations in diagnosis rate and treatment between countries.

Alzheimer's disease is a neurodegenerative disease characterised by progressive cognitive impairment, such as failing memory, reduced perception and language derangement, which ultimately leads to patients not being able to look after themselves. In later stages of the disease, mental disturbances such as anxiety, confusion and anger, appear.

Lundbeck has licensed Ebixa® from Merz Pharmaceuticals, a German research-based pharmaceutical company. Lundbeck has acquired exclusive rights to a number of European countries as well as Canada, Australia and South Africa. Under a co-marketing agreement with Merz, Lundbeck has acquired semi-exclusive rights to the rest of the world, exclusive of USA and Japan. Lundbeck's partner Forest Laboratories, Inc holds the rights to the American market.

The content of this release will have no influence on the Lundbeck Group's result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Company's revenue was DKK 7.7 billion and the number of employees approx. 4,000

◄ Releases

Read also
> Supervisoı

TO A FRIEND

Executive Vice President Ole Steen Andersen elected new deputy chairman of H. Lundbeck A/S

Release number: 77 **Release date: 20-08-2002**

At its meeting on 20 August the supervisory board of H. Lundbeck A/S elected Executive Vice President, Master of Science degree in Engineering Ole Steen Andersen new deputy chairman of the board.

Lundbeck's chairman, Arne V. Jensen, will resign as chairman at the company's next annual general meeting in April 2003 in compliance with the age limitations stipulated in the companys articles.

After the annual general meeting on 9 April 2003 the Board is expected to elect Executive Vice President Ole Steen Andersen new chairman of H. Lundbeck A/S.

Ole Steen Andersen, who joined the Board at the annual general meeting on 9 April 2002, will take over the post as deputy chairman from Lars Bruhn, who will continue as a member of the Board.

Ole Steen Andersen, 56, has been a member of the corporate management of Danfoss A/S since 1994. Before that he was a member of the executive boards of NKT A/S and NKT Holding.

For further information please contact Arne V. Jensen, Chairman of the Board, on +45 39 63 90 73.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the companys revenue was DKK 7.7 billion and the number of employees is approx. 4,600.

◀ Releases

Interim report for the half year ended 30 June 2002

Release number: 76 **Release date: 20-08-2002**

At its meeting today, the Supervisory Board of H. Lundbeck A/S approved the companys interim report for the half year ended 30 June 2002, presenting the following highlights:

- Revenue rose by 34% to DKK 4,792 million compared to the same period last year.
- Profit from operations went up by 42% to DKK 1,562 million compared to the same period last year.
- As a result of an unrealised loss on other investments, primarily the companys holding of Cephalon shares (DKK -299 million), the companys financial items showed a net expense of DKK 380 million against a net income of DKK 72 million in the first half of 2001.
- Profit before tax rose by 1% to DKK 1,182 million, while profit after tax and minority interest fell by 8% to DKK 748 million compared to the same period last year.
- Sales of Cipramil®* improved by 22% to DKK 2,756 million compared to the same period last year.
- Income from sales of Celexa® in the USA rose by 54% to DKK 1,106 million compared to the same period last year.
- Sales of escitalopram to Forest amounted to DKK 414 million in the first half of 2002.
- On 15 August 2002 the American health authorities FDA approved Lexapro™.

For the full 2002 financial year, the company expects an increase in both revenue and profit from operations of approx. 20% compared to 2001.

Competition from manufacturers of generic citalopram, including the timing of the launch as well as the extent of generic competition, could significantly affect the companys profit for 2002. Alliances, in-licensing agreements, purchase of technology etc could also significantly affect the results.

*) Citalopram is marketed under the following brand names: Cipramil®, Seropram®, Cipram® and Celexa®.

Financial highlights and ratios from the consolidated financial statements for the half year ended 30 June 2002 (unaudited)

	2002 2nd quarter DKKm	**2001 2nd quarter DKKm**	**Change in %**	**2002 2nd quarter EURm**
FINANCIAL HIGHLIGHTS				
Revenue	2,414.6	1,918.1	26	324.9
Profit from operations	786.2	618.2	27	105.8
Financial items, net	-267.4	152.6	-275	-36.0
Profit before tax	518.8	770.8	-33	69.8
Tax	216.2	209.1	3	29.1
Profit for the period after minority interest	302.5	559.1	-46	40.7
Capital and reserves	5,235.8	4,217.1	24	704.8

Total assets	8,187.0	7,100.8	15	1,102.0
Cash flows from oper. and investing activities	211.5	-86.2	-345	28.5
RATIOS				
Net profit ratio (%)	32.6	32.2	1	32.6
Return on assets (%)	15.4	15.3	1	15.4
R&D costs as a percentage of revenue	13.5	18.1	-26	13.5
Return on equity (%)	5.9	13.9	-58	5.9
Solvency ratio (%)	64.0	59.4	8	64.0
SHARE DATA				
Earnings per share (EPS)	1.30	2.40	-46	0.17
Cash flow per share	1.62	0.68	138	0.22
Net asset value per share	22.46	18.09	24	3.02
Market capitalisation (DKKm)	47	58	-18	6
Price / Earnings	156.74	103.30	52	156.74
Price / Cash flow	125.31	364.06	-66	125.31
Price / Net asset value	9.06	13.70	-34	9.06

	2002 1st half DKKm	2001 1st half DKKm	Change in %	2002 1st half EURm
FINANCIAL HIGHLIGHTS				
Revenue	4,792.2	3,575.0	34	644.8
Profit from operations	1,562.1	1,101.1	42	210.2
Financial items, net	-380.3	72.2	-627	-51.2
Profit before tax	1,181.8	1,173.3	1	159.0
Tax	433.7	354.4	22	58.4
Profit for the period after minority interest	748.0	812.3	-8	100.7
Capital and reserves	5,235.8	4,217.1	24	704.8
Total assets	8,187.0	7,100.8	15	1,102.0
Cash flows from oper. and investing activities	119.3	-1,148.2	-110	16.1
RATIOS				
Net profit ratio (%)	32.6	30.8	6	32.6
Return on assets (%)	31.8	27.8	14	31.8
R&D costs as a percentage of revenue	14.4	18.3	-21	14.4
Return on equity (%)	15.0	20.4	-26	15.0
Solvency ratio (%)	64.0	59.4	8	64.0
SHARE DATA				
Earnings per share (EPS)	3.21	3.48	-8	0.43
Cash flow per share	1.93	0.63	206	0.26
Net asset value per share	22.46	18.09	24	3.02
Market capitalisation (DKKm)	47	58	-18	6
Price / Earnings	63.39	71.11	-11	63.39

Price / Cash flow	105.23	392.51	-73	105.23
Price / Net asset value	9.06	13.70	-34	9.06

* Income statement items are translated into EUR at the average exchange rates during the period (1 January 30 June 2002 rate 743.15). Balance sheet items are translated at the exchange rates at the balance sheet date (30 June 2002 rate 742.92).

** Financial ratios are calculated according to the Danish Association of Financial Analysts' "Recommendations & Ratios 1997" (4th rev. edition).

Report

Lundbeck continued its positive growth in the first half of 2002, with both revenue and earnings developing satisfactorily. Revenue rose by 34% and profit from operations by 42% on the same period last year.

The growth in revenue was driven primarily by the continued encouraging sales performance of Cipramil®, rising income from Forests sales of Celexa® in the USA and income from the supply of escitalopram to Forest.

Based on the continued growth of the existing activities and another two major product launches in the current year the management expects 2002 to be another year of growth for the Lundbeck Group.

Generic situation

In the Annual Report for 2001, the company stated that it expected to encounter generic competition on several of the companys markets in 2002, which it did. However, the effect of generic competition is mainly being seen on the Australian and German markets.

Lundbeck is convinced that citalopram is protected against generic competition beyond the date of expiry of the original compound patent via, among other things, a large number of process patents. A conviction which has been further confirmed by a number of legal actions in the Scandinavian countries where enforcement proceedings have compelled several generic manufacturers to remove their copies from the market immediately.

Lundbeck is the first to regret the uncertainty that these spectacular introductions and withdrawals create for doctors, patients as well as relatives, and it is therefore important to emphasise that in all enforcement proceedings decisions have been in Lundbecks favour.

It is still the companys policy to defend its rights energetically, wherever they may be violated by generic manufacturers.

Launch of Cipralex®/Lexapro™

On 10 December 2001, the Swedish health authorities approved Cipralex® for treatment of depression and panic disorder. Since then Cipralex® has been approved in 12 European countries and in the USA (Lexapro™).

The application for registration of escitalopram is currently being processed in a large number of countries, including Canada and Australia.

Cipralex® has in clinical studies turned out to be a very effective and safe drug, and at several international conferences Lundbeck has presented clinical data which show that Cipralex® (escitalopram) is significantly more effective than Cipramil® (citalopram). Data presented at the 23rd Collegium Internationale Neuro-Psychopharmacologium (CINP)

Congress in Montreal shows that 20% more of the treated patients become symptom-free with Cipralex® as compared with Cipramil®. Furthermore, several studies showed that Cipralex® had an onset of action already after one week, which is not the case with citalopram, nor with other competing SSRIs.

At present, Cipralex® has been marketed in the UK, Sweden, Switzerland and Denmark. In other countries launch will take place immediately after the marketing authorisation has been issued and reimbursement negotiations have been concluded with the respective authorities.

Launch of Ebixa®

On 23 May, the EU Commission issued a marketing authorisation for Ebixa® covering all EEA countries.

Ebixa® is the first in a new class of drugs - NMDA glutamate antagonists - for the treatment of Alzheimers disease. The drug has demonstrated clinically significant efficacy in patients suffering from moderately severe to severe Alzheimers disease. Ebixa® is expected to fulfil unmet needs within this group of patients for whom no approved treatment has been available until now.

Data on Ebixa® presented at the Alzheimers Association 8th International Conference on Alzheimers Disease and Related Disorders held in Stockholm from 20-25 July demonstrated several potential benefits. Ebixa® showed clinical efficacy over a period of one year, reduced the need for care and reduced costs to society, is well-tolerated in patients receiving combined therapy with cholinesterase inhibitors, and showed a protective effect on brain cells in preclinical studies.

Ebixa® has already been marketed in Germany and Denmark, and the drug will be introduced into the other European markets from the second half of 2002. In addition, Ebixa® has been approved in Mexico where it has already been marketed.

Serdolect®

On 26 June, the EU Commission revoked the suspension of Lundbecks drug for treatment of schizophrenia, Serdolect®, on the basis of supplementary data delivered by Lundbeck, all substantiating the safety of Serdolect®.

Serdolect® is not only an effective drug for treatment of schizophrenia but is also free of many of the side effects that normally occur during treatment with antipsychotics.

In connection with the withdrawal of the suspension, Lundbeck has agreed to conduct a socalled post-marketing study. The company expects Serdolect® to be available for ordinary prescription and use in Europe in 2004.

Marketing and sales cooperation

In the first half of 2002, Lundbeck and Recordati entered into a co-marketing agreement on the sale and marketing of escitalopram in Italy. The agreement is a continuation of Lundbecks and Recordatis successful cooperation on selling and marketing citalopram since 1995.

Furthermore, H. Lundbeck A/S and Mochida Pharmaceutical Co., Ltd. entered into a semi-exclusive licence agreement on the development, registration, sale and marketing of escitalopram in the Japanese market.

New research cooperation

In the first half of 2002, H. Lundbeck A/S entered into cooperation with Warren Pharmaceuticals on use of their tissue protection technology for treatment of CNS illnesses. Through the cooperation the companies have uncovered tissue protective effects of a number of molecules and their ability to cross the blood brain barrier. Selected molecules have demonstrated positive effects in animal studies, which support the potential utility of these molecules for treatment of brain and spinal cord injuries, Alzheimers disease, sclerosis and other diseases.

Updated pipeline as of 20 August 2002

Compound	Activity	Indication	2002	2003	2004	2004+
Sertindole	D_2-$5HT_2$	Schizophrenia	PMS-studies		Launch	
Escitalopram	SSRI	SAD		NDA	Launch	
Etilevodopa	L-dopa	Parkinsons	III	NDA	Launch	
Rasagiline	MAO-B	Parkinsons	III	NDA	Launch	
Memantine	NMDA antagonist	Alzheimers Mild to moderate			NDA	Launch
Bifeprunox	Dopamine/serotonin	Schizophrenia	II	III		NDA
Gaboxadol	$GABA_A$ agonist	Sleep disorder	II/III			NDA
CEP 1347	Kinase inhibitor	Parkinsons+	II/III			III
Lu 35-138	D_4	Schizophrenia	I	II		III

Expectations for 2002

According to Lundbecks expectations for 2002 as expressed in the Annual Report 2001, revenue should rise by 10-12% and profit from operations by 12-15% compared to 2001.

In connection with the publication of the interim report for the first quarter of 2002, Lundbeck adjusted its expectations for 2002 upwards. Compared to 2001, both revenue and profit from operations were expected to rise by approx. 20%.

The company still expects an increase in both revenue and profit from operations of approx. 20% compared to 2001.

Financial review

Accounting policies

General:

Lundbeck prepares its financial statements in accordance with the Danish Financial Statements Act, current International Accounting Standards (IAS) and the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements have been presented in accordance with the IAS standards and interpretations applicable to the financial year 2002.

The interim report has been presented in accordance with IAS 34 concerning interim financial reporting. The interim report contains less information than the financial

statements. It includes no notes on the financial statements but primarily information which is essential to understand developments since 31 December 2001.

The disclosures required by IAS 34 are included in the financial review, which is regarded as an integral part of the interim report.

The interim report includes only Group figures.
Segment information:
The company is only engaged in the business segment drugs for treatment of illnesses of the central nervous system. Therefore, no segment information is given in the interim report.

Profit for the period

Lundbeck continued its positive growth in the first half of 2002.

Profit from operations in the first half of 2002 was DKK 1,562 million, or an improvement of 42% on the same period last year.

Profit before tax and profit after tax and minority interest rose by 1% to DKK 1,182 million and fell by 8% to DKK 748 million respectively compared to the same period last year.

Revenue

Lundbecks revenue improved by 34% in the first half of 2002, amounting to DKK 4,792 million against DKK 3,575 million in the same period last year.

The growth in revenue was driven by the continued encouraging sales performance of Cipramil®, rising income from Forests sales of Celexa® in the USA and income from the supply of escitalopram to Forest.

In the first half of 2002, Lundbecks sales of Cipramil® outside the USA rose by 22% to DKK 2,756 million. Sales in most major European markets and in the Canadian market account for the greater part of this increase. However, also emerging markets like Mexico and Turkey with very high growth rates in the first half of the year contributed significantly to the profit for the period. Sales of Cipramil® in these markets showed an improvement of 70-100% compared to sales in the same period last year. In Australia, Cipramil® sales fell compared to the same period last year as a result of generic competition.

Major growth markets	**Increase in revenue 1st half of 2002 vs. 1st half of 2001**
United Kingdom	20%
France	17%
Germany	10%
Spain	64%
Italy	40%
Canada	44%
Australia	-6%
USA - Celexa®	54%

Lundbecks income from sales of Celexa® in the USA was DKK 1,106 million in the first half of 2002, equivalent to an increase of 54% on the same period last year. In the first half of 2002, Forest achieved Celexa® sales totalling USD 665 million against USD 444

million in the same period last year. At the end of the first half of 2002, Celexa® had a market share of 17.55% of new SSRI prescriptions and of 17.26% of all SSRI prescriptions in the USA.

In the first half of 2002, Lundbecks income from sales of escitalopram to Forest totalled DKK 414 million.

According to Lundbecks accounting policies, sales of both citalopram and escitalopram to Forest are recognised at the guaranteed minimum price at the time of delivery. At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. The difference between the invoiced price and the minimum price of Forests inventories is recorded in the balance sheet as prepayment and does not consequently affect Lundbecks cash flows. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income. At the same time, the prepayment is reduced correspondingly.

The prepayment was DKK 1,133 million at 30 June 2002 compared to DKK 949 million at 30 June 2001 and DKK 1,041 million at 31 December 2001.

In the first half of 2002, Lundbecks sales of other antidepressants and antipsychotics totalled DKK 420 million, corresponding to an increase of DKK 37 million, or 10%, compared to the same period last year.

Lundbecks sales of other products dropped by DKK 118 million to DKK 96 million in the first half of 2002.

As a result of Lundbecks currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the companys foreign exchange income means that this income is included in the financial statements at the forward rates. The effect on the profit is DKK 43 million (DKK 13 million at the end of the first half of 2001) compared to a situation where the income was included at the current rates of exchange during the period. Of the total effect DKK 36 million stems from the hedging of USD, which has been included in the income from sales of Celexa® and Lexapro®.

At 30 June 2002, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approx. DKK 4.0 billion. The average hedging rate for EUR was 748.10 at 30 June 2002 and for USD it was 823.48. Deferred recognition of net exchange gains totalled DKK 182 million at 30 June 2002 against deferred recognition of exchange losses of DKK 30 million at 30 June 2001 and deferred recognition of exchange gains of DKK 25 million at 31 December 2001.

Costs

Lundbecks total costs, exclusive of financial items and tax, were DKK 3,230 million in the first half of 2002, up 31% on the same period last year. The greater part of the increase is due to higher selling and marketing costs as well as production costs.

Production costs climbed by 48% to DKK 930 million, reflecting primarily a generally growing level of activity to meet the increase in sales of present and new products. This has resulted in new appointments, outsourcing and a reorganisation of existing production.

Distribution costs amounted to DKK 1,018 million, equivalent to an increase of 30% compared to the same period last year. The increase is primarily due to preparations of the introduction of Cipralex® and Ebixa®. Thus the sales force in Europe and in emerging

markets was greatly enlarged in the latter half of 2001 and in the first half of 2002.

Administrative expenses went up by 41% to DKK 585 million, due mainly to the cost of establishing new subsidiaries in Latin America and Asia as well as the continued expansion of the Groups IT and communications infrastructure.

Research and development costs totalled DKK 691 million in the first half of the year against DKK 655 million in the same period last year as a result of a generally higher level of activity and the expansion of Lundbecks own research and development organisation. Research and development costs accounted for 14% of revenue in the first half of 2002 against 18% in the first half of 2001.

Depreciation and amortisation charges, which are included in the individual cost categories, totalled DKK 180 million against DKK 130 million in the same period last year. Most of the increase is attributable to amortisation on goodwill and other intangible assets acquired on 28 February 2001 in connection with the purchase of Byk Gulden Lomberg Chemische Fabrik GmbHs share of Lundbeck GmbH & Co.

Financial items

In the first half of 2002, the Group had a financial net expense of DKK 380 million against a net income of DKK 72 million in the same period last year.

Unrealised losses on other investments totalled net DKK 302 million at 30 June 2002 against an unrealised gain of DKK 99 million in the same period last year. Lundbecks other investments at 30 June 2002 were mainly a shareholding in Cephalon, Inc. with a market value of DKK 337 million. The value adjustment of the Cephalon shares amounted to DKK -299 million at 30 June 2002. The shareholding in Cephalon has been translated into DKK based on Danmarks Nationalbanks average USD rate of 744.78 at 28 June 2002.

Exchange adjustments relating to forward contracts and options, which under IAS 39 no longer are classified as hedging but as trading, are taken to financial items on an ongoing basis. At 30 June 2002, foreign currency hedging contracts classified as trading had been entered into in an amount equivalent to a value of DKK 1.1 billion. For the six months ended 30 June 2002, these exchange adjustments represent a net expense of DKK 84 million, including mainly translations for accounting purposes of trade debtors and balance sheet accounts.

Tax

The income tax expense at 30 June 2002 has been calculated at DKK 434 million against DKK 354 million in the same period last year. Further, items totalling DKK 11 million are stated under capital and reserves.

The tax rate was 37% at the end of the first half of 2002 against 30% at the end of the first half of 2001. The effect of non-deductible share price adjustments on the tax rate is approx. 6 percentage points compared to the same period last year.

Investments

Lundbecks total net investments in the first half of 2002 amounted to DKK 331 million against DKK 1,295 million in the same period last year. The high level in the first half of 2001 was mainly due to the purchase of Byk Guldens share of Lundbeck GmbH & Co. in March 2001.

Tangible and intangible net capital investments totalled DKK 315 million in the first half of 2002, including investments in new manufacturing facilities in Seal Sands, an analytical control laboratory in Valby, a new administration building in Lumsås and a new business

system in replacement of existing systems, primarily in production and purchasing. The corresponding amount was DKK 1,242 million for the same period last year.

In the first half of 2002, financial investments, net, were DKK 16 million against DKK 53 million in the first half of 2001.

Cash flows

Lundbecks cash flows from operating activities were DKK 451 million at 30 June 2002 against DKK 147 million in the same period last year.

Lundbecks cash flows from investing activities amounted to DKK 331 million at 30 June 2002 against DKK 1,295 million in the same period last year.

Lundbecks free cash flow amounted to DKK 119 million at 30 June 2002 against DKK 1,148 million in the same period last year.

Cash flows from financing activities amounted to DKK -297 million at 30 June 2002 after payment of dividend relating to 2001.

Lundbecks interest-bearing net cash (the companys holding of cash and cash equivalents less interest-bearing debt) was DKK 728 million at the end of the first half of 2002 against DKK 83 million in the same period last year.

Capital and reserves

Capital and reserves at 30 June 2002 amounted to DKK 5,236 million against DKK 4,217 million at 30 June 2001 and DKK 4,742 million at 31 December 2001.

The movements in capital and reserves are shown below:

Movements in capital and reserves	DKKm
Capital and reserves 1 January 2002	**4,742**
Distributed dividend for 2001	-263
Additions 2002 gain on hedging contracts	200
Disposals 2002 gain on hedged transactions transferred to revenue and the balance sheet	-43
Proceeds from purchase/sale of treasury shares	-32
Option premium paid on purchase of treasury shares	-105
Tax on items of capital and reserves relating to the period	-11
Net profit for the period	748
Capital and reserves 30 June 2002	**5,236**

The return on equity was 15.0% in the first half of 2002 compared to 20.4% in the same period last year.

Incentive plans and treasury shares

In 1999, Lundbeck introduced a share option plan for the companys management and executives, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In addition, a new option plan for executives and key employees has been established in 2002 as mentioned in the companys announcement of results for the year no. 62 of 5 March 2002.

Management share option plan (1999):
The company has authorisation to grant 2,000,000 options at DKK 5 each. At 30 June 2002, 1,997,700 options had been granted compared to 1,993,368 at 30 June 2001. The Supervisory Board is not comprised by the share option plan.

Share price based plan for the employees of foreign companies (1999):
As a result of the conditions relating to the plan, the value of the plan inclusive of the associated social security costs corresponded to 493,600 shares at 30 June 2002.

Share option plan for key employees (2002):
The company has authorisation to grant 2,500,000 options at DKK 5 each. At 30 June 2002, 2,431,000 options had been granted. As previously, the Supervisory Board is not comprised by this option plan.

Securing obligations relating to incentive plans:
In 1999, the company purchased 2,000,000 treasury shares at a total cost of DKK 87.5 million to secure and implement the share option plan from 1999.

To cover the increase in the companys obligations and the associated social security costs connected with the share price based plan from 1999, the company purchased 740,000 treasury shares at a total cost of DKK 50.4 million in 1999.

The holding of treasury shares at 30 June 2002 totalled 2,400,436.

The option plan from March 2002 is secured by means of an option contract entered into with Lundbeckfondens Investeringsselskab A/S (LFI A/S), which gives the company the right to buy up to 2,500,000 shares from LFI A/S.

Accounting for incentive plans:
The obligation relating to the incentive plans at 30 June 2002 was DKK 256 million against DKK 428 million at 30 June 2001. The obligation relating to the new option plan has been calculated as if the options were exercisable at 30 June 2002, which is not the case as the exercise period is from 1 September 2003 to 1 September 2004.

The holding of treasury shares acquired to secure and implement the share option plan and to cover the increase in the companys obligations according to the foreign employee plan has been deducted from capital and reserves. The market value at 30 June 2002 was DKK 488 million against DKK 604 million at 30 June 2001.

Lastly, there is the market value at 30 June 2002 of the share option purchased from LFI A/S of the DKK 60 million compared to a value of DKK 105 million at 5 March 2002. The market value of the purchased option has been calculated on the basis of the Black & Scholes formula.

Number of employees

At the end of the first half of 2002, the number of full-time employees was 4,604, an increase of 1,051 compared to the end of the first half of 2001 and an increase of 665 compared to the end of 2001. In the 1 January 30 June 2002 period, the average number of full-time employees was 4,271 against 3,367 in the same period last year.

Tentative dates for the release of announcements of results for 2002 and 2003

4 November 2002	Interim report for the nine months ended 30 September 2002

11 March 2003	Financial statements for 2002
5 May 2003	Interim report for the first quarter of 2003
19 August 2003	Interim report for the half year ended 30 June 2003
4 November 2003	Interim report for the nine months ended 30 September 2003

Releases 2002

No.	Date	Subject
75	15 August 2002	FDA approves Lexapro - escitalopram
74	1 August 2002	Lundbeck and Cephalon initiate clinical trial of CEP-1347 for the treatment of Parkinsons disease
73	22 July 2002	Data on Ebixa® for treatment of Alzheimers disease
72	2 July 2002	Employee shares in H. Lundbeck A/S
71	24 June 2002	New clinical and pre-clinical data on Cipralex®
70	11 June 2002	Cipralex® introduced in the UK
69	31 May 2002	Lundbeck and Mochida enter into agreement on the development and sale of Cipralex® in Japan
68	23 May 2002	The EU Commission issues marketing authorisation for Ebixa®

67	10 May 2002	Cipralex® approvals in Europe
66	7 May 2002	Interim report for the first quarter of 2002
65	9 April 2002	On 9 April 2002 H. Lundbeck A/S Annual General Meeting was held at SAS Radisson
64	22 March 2002	Notification of Ordinary General Meeting 2002 for H. Lundbeck A/S
63	20 March 2002	Cipralex® effective in treating generalised anxiety, social anxiety and panic disorders
62	5 March 2002	Announcement of results for the year ended 31 December 2001
61	20 February 2002	Memantine Ebixa® approved for treatment of Alzheimers disease
60	18 February 2002	Lundbeck announces license agreement and equity investment in Warren Pharmaceuticals
59	31 January 2002	Financial calendar 2002
58	7 January 2002	H. Lundbeck A/S and Recordati S.p.A. enter into co-marketing agreement
57	2 January 2002	Cipralexä approved in Switzerland

Yours sincerely
H. Lundbeck A/S

Arne V. Jensen
Chairman of the Supervisory Board

Erik Sprunk-Jansen
President & CEO

The forward-looking statements contained in this announcement are based on the management's current expectations concerning certain future events and results. These are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Further, some of the expectations are based upon assumptions about future events, which may turn out to be incorrect.

For further information please contact Hans Henrik Munch-Jensen, Senior Vice President & CFO, tel +45 36 30 15 11, ext. 2660, or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the companys revenue was DKK 7.7 billion and the number of employees is approx. 4,600.

◀ Releases

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> Appendix I

FDA approves LexaproTM - escitalopram

Release number: 75 **Release date: 15-08-2002**

AA+ TO A FRIEND

H. Lundbeck A/S hereby informs that the US Food and Drug Administration (FDA) has approved LexaproTM (registered in Europe as Cipralex®) for the treatment of major depression.

Lundbecks partner in the USA, Forest Laboratories, expects Lexapro to be available in pharmacies by 5 September 2002.

Cipralex® has also been approved in United Kingdom, Sweden, Switzerland, France, Denmark, Lithuania, Belgium, Ireland, Iceland, Luxembourg, Norway, and Austria. Lundbeck is currently awaiting regulatory approval for Cipralex® in a number of other countries.

Cipralex® is already available for prescription in the United Kingdom, Sweden, Switzerland and Denmark.

Please find enclosed the release issued today by Forest Laboratories regarding the FDA approval of Lexapro®.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company expects an increase in turnover of approx. 20% compared to 2001, while the operating profit is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000.

Lundbecks news releases and other information are available on the company's Web site at www.lundbeck.com

◄ Releases

H. Lundbeck A/S

Lundbeck

Lundbeck and Cephalon initiate clinical trial of CEP-1347 for the treatment of Parkinsons disease

Release number: 74 **Release date: 01-08-2002**

H. Lundbeck A/S and Cephalon, Inc. announced today the start of a large North American clinical trial of CEP-1347 in patients with early stage Parkinsons disease. The study expects to enrol approximately 800 patients at up to 65 locations in the United States and Canada.

The study is a randomized, double-blind, placebo-controlled, dose-finding Phase II/III trial in patients with early stage Parkinsons disease. The objective of the study is to determine whether CEP-1347 may be effective in delaying disability due to progression of Parkinsons disease. Patients will be enrolled into the study and each enrolled patient will receive placebo or CEP-1347 for at least two years.

Initiating this clinical trial represents the achievement of an important milestone for the company, said Dr. Paul Blake, Senior Vice President of Clinical Research and Regulatory Affairs at Cephalon. CEP-1347 is the first of Cephalons oral kinase apoptosis inhibitors to reach this advanced stage of clinical development.

Dr. Claus Braestrup, Executive Vice President of Research and Development at Lundbeck said, This is the largest clinical phase II trial for Lundbeck ever; CEP-1347 is a very important compound in our endeavour to establish a presence within therapies for neurological diseases.

CEP-1347

CEP-1347 is a potent inhibitor of members of the mixed lineage kinase (MLK) family. MLK family members are key participants in the activation of c-Jun N-terminal kinase (JNK), which is thought to underlie neuronal dysfunction and subsequent death. Research at Cephalon and Lundbeck has shown that CEP-1347 enhances the survival of nerve cells that produce dopamine. Additionally, animal models of Parkinsons disease have shown that CEP-1347 protects the dopamine-producing nerve cells in the brain affected by Parkinsons disease.

Lundbeck and Cephalon are collaborative partners in the development of CEP-1347. Under the terms of the collaboration, Lundbeck holds exclusive commercial rights to the compound in Europe and certain other territories. Cephalon retains exclusive rights to CEP-1347 in the United States. Kyowa Hakko Kogyo Co., Ltd., is Cephalons partner for commercializing CEP-1347 in the rest of the world.

Parkinsons Study Group

The study is being conducted by the Parkinsons Study Group, a non-profit, cooperative group of Parkinson's disease experts from medical centres in the United States and Canada who are dedicated to improving treatment for persons affected by Parkinson's disease. There is currently no drug approved for treatment of Parkinsons disease that has been shown to address cell

death in the brain either by protecting cells from further deterioration or by regenerating damaged cells, said Ira Shoulson, MD, Professor of Neurology, Pharmacology, Toxicology and Medicine at the University of Rochester and chair of the Parkinsons Study Group. This large multi-year study will determine if CEP-1347 has the ability to delay disability in Parkinsons disease. Further information on the study can be obtained at www.PDstudy.com.

Parkinsons Disease
According to the National Parkinsons Foundation, more than one million people in the United States are currently afflicted with Parkinsons disease and 60,000 new cases are diagnosed annually. Parkinsons disease is a progressive disorder of the central nervous system caused by the degeneration of nerve cells in an area of the brain called the substantia nigra. These cells produce dopamine, a brain chemical (so called neurotransmitter) important for regulation of movement. The symptoms of the disease appear when the substantia nigra has lost a large number of its dopamine-producing cells. The classical symptoms of Parkinsons disease include, tremor, difficulty in initiating and performing movement, and stiffness of the body. Current treatments for Parkinsons, such as L-dopa or dopamine agonists, are designed to replace the dopamine lost through the degeneration of nerve cells in the substantia nigra. These drugs improve the symptoms of the disease for a short time, but do not slow its progression or halt the death of dopamine-producing nerve cells.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000

Founded in 1987, Cephalon, Inc. is an international biopharmaceutical company dedicated to the discovery, development and marketing of innovative products to treat sleep and neurological disorders, cancer and pain. Cephalon currently employs approximately 1,200 people in the United States and Europe. U.S. sites include the companys headquarters in West Chester, Pennsylvania, as well as offices and manufacturing facilities in Salt Lake City, Utah. Cephalons major European offices are located in Guilford, England, and in Maisons-Alfort, France.

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Data on Ebixa® for treatment of Alzheimers Disease

Release number: 73 **Release date: 22-07-2002**

TO A FRIEND

Data on Ebixa®, presented at the Alzheimers Association 8th International Conference on Alzheimers Disease and Related Disorders held in Stockholm July 20-25 demonstrated several potential benefits. Ebixa showed sustained clinical efficacy over a period of 1 year, reduced caregiver burden and reduced costs to society, demonstrated good tolerability in patients in concurrent treatment with cholinesterase inhibitors, and showed neuroprotective effects in pre-clinical studies.

Results from a 6-month placebo-controlled trial indicated that treatment with Ebixa® reduces the time and costs associated with caring for patients with moderate to severe Alzheimer's Disease (AD). Compared to placebo, treatment with Ebixa® was associated with a reduction of more than 50 hours per month in caregiver time. In addition, the number of patients institutionalised due to their disease was lower in the Ebixa® treated group.

In an oral presentation to be delivered at the conference, Professor Barry Reisberg, M.D., Department of Psychiatry, New York University School of Medicine, will present data supporting a sustained efficacy of Ebixa® over a treatment period of 52 weeks. Moreover, in the 24 week open label extension phase the former placebo patients who switched to Ebixa® showed improvement in cognitive, functional and global domains compared to the projected rate of decline. Ebixa® was well tolerated throughout the study.

New results from a post marketing surveillance study in Germany show that memantine was well tolerated in combined treatment with cholinesterase inhibitors in patients with AD and vascular dementia.

Results from three pre-clinical studies, presented at the meeting, support a neuroprotective potential for Ebixa®. Scientists tested clinically relevant doses of Ebixa in various experimental models for neuroprotective effects. In a rat model, Ebixa® prevented cell death associated with glutamate neurotoxicity. The neurotransmitter glutamate plays an integral role in neural pathways associated with learning and memory, and the excitotoxicity produced by excessive amounts of glutamate is hypothesized to contribute to the nerve cell death observed in Alzheimers Disease. In another rat model exploring Ebixa's effect on the neurotoxicity of beta-amyloid, Ebixa® exerted a protective effect against the loss of nerve cells. It is believed that the formation of beta-amyloid containing plaques in the brain and progressive nerve cell death are primary causes of the cognitive and functional deterioration of Alzheimers Disease. Furthermore, in rat brain cell cultures with experimentally induced disturbance in the tau phosphorylation, Ebixa® restored the balance. Abnormal hyperphosphorylation of tau and the associated neurofibrillary degeneration is a consistent finding in AD.

Ebixa® is the first in a new class of drugs - the NMDA glutamate antagonists - for the treatment of Alzheimers disease, demonstrating clinically significant efficacy in patients with moderately severe to severe Alzheimers disease. Ebixa® is expected to fulfil unmet needs within this group of patients - for

whom no approved treatment has been available until now.

Alzheimers Disease affects approximately 5 percent of the population over 65 years of age and more than 20 percent in the age group above 85 years. Currently less than 50 percent of the people suffering from Alzheimer's disease are correctly diagnosed and of these, only 10-30 percent receive appropriate treatment. There are considerable variations in diagnosis rate and treatment between countries.

Alzheimers Disease is a neurodegenerative disease characterised by progressive cognitive impairment, such as failing memory, reduced perception and language derangement, which ultimately leads to patients not being able to look after themselves. In later stages of the disease, mental disturbances such as anxiety, confusion and anger, appear.

Lundbeck has licensed Ebixa® from Merz Pharmaceuticals, a German research-based pharmaceutical company. Lundbeck has acquired exclusive rights to a number of European countries as well as Canada, Australia and South Africa. Under a co-marketing agreement with Merz, Lundbeck has acquired semi-exclusive rights to the rest of the world, exclusive of USA and Japan.

The content of this release will have no influence on the Lundbeck Groups result for the Lundbeck Groups result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000.

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H. Lundbeck A/S

Lundbeck

Employee shares in H. Lundbeck A/S

TO A FRIEND

Release number: 72 **Release date: 02-07-2002**

The Supervisory Board of H. Lundbeck A/S has today adopted an employee share programme for employees in the Groups Danish companies and a phantom share programme/employee share programme for employees in the foreign companies.

In accordance with the authorisation given at the companys Annual General Meeting on 9 April 2002, new shares in H. Lundbeck A/S are issued up to nominal 7,500,000 DKK (1,500,000 shares of DKK 5).

The employee shares are offered at a special price of DKK 81 per share. The subscription is planned for the period 9 September to 19 September 2002. The shares carry full dividend for the accounting year 2002 and are settled until 2 January 2008.

For the companys foreign employees a phantom share programme/employee share programme will be carried out, fully reflecting the Danish programme, with the exception that half the phantom shares may be exercised on 2 January 2006, while the remaining part may be exercised on 2 January 2008. For the foreign employees it applies that they must be employed in Lundbeck at the time where it is possible to exercise the phantom shares. Shares in a foreign employee share programme will, as a rule also be tied-up until 2 January 2008.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000.

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H. Lundbeck A/S

Lundbeck

Data on Ebixa® for treatment of Alzheimers Disease

Release number: 73 **Release date: 22-07-2002**

Data on Ebixa®, presented at the Alzheimers Association 8th International Conference on Alzheimers Disease and Related Disorders held in Stockholm July 20-25 demonstrated several potential benefits. Ebixa showed sustained clinical efficacy over a period of 1 year, reduced caregiver burden and reduced costs to society, demonstrated good tolerability in patients in concurrent treatment with cholinesterase inhibitors, and showed neuroprotective effects in pre-clinical studies.

Results from a 6-month placebo-controlled trial indicated that treatment with Ebixa® reduces the time and costs associated with caring for patients with moderate to severe Alzheimer's Disease (AD). Compared to placebo, treatment with Ebixa® was associated with a reduction of more than 50 hours per month in caregiver time. In addition, the number of patients institutionalised due to their disease was lower in the Ebixa® treated group.

In an oral presentation to be delivered at the conference, Professor Barry Reisberg, M.D., Department of Psychiatry, New York University School of Medicine, will present data supporting a sustained efficacy of Ebixa® over a treatment period of 52 weeks. Moreover, in the 24 week open label extension phase the former placebo patients who switched to Ebixa® showed improvement in cognitive, functional and global domains compared to the projected rate of decline. Ebixa® was well tolerated throughout the study.

New results from a post marketing surveillance study in Germany show that memantine was well tolerated in combined treatment with cholinesterase inhibitors in patients with AD and vascular dementia.

Results from three pre-clinical studies, presented at the meeting, support a neuroprotective potential for Ebixa®. Scientists tested clinically relevant doses of Ebixa in various experimental models for neuroprotective effects. In a rat model, Ebixa® prevented cell death associated with glutamate neurotoxicity. The neurotransmitter glutamate plays an integral role in neural pathways associated with learning and memory, and the excitotoxicity produced by excessive amounts of glutamate is hypothesized to contribute to the nerve cell death observed in Alzheimers Disease. In another rat model exploring Ebixa's effect on the neurotoxicity of beta-amyloid, Ebixa® exerted a protective effect against the loss of nerve cells. It is believed that the formation of beta-amyloid containing plaques in the brain and progressive nerve cell death are primary causes of the cognitive and functional deterioration of Alzheimers Disease. Furthermore, in rat brain cell cultures with experimentally induced disturbance in the tau phosphorylation, Ebixa® restored the balance. Abnormal hyperphosphorylation of tau and the associated neurofibrillary degeneration is a consistent finding in AD.

Ebixa® is the first in a new class of drugs - the NMDA glutamate antagonists - for the treatment of Alzheimers disease, demonstrating clinically significant efficacy in patients with moderately severe to severe Alzheimers disease. Ebixa® is expected to fulfil unmet needs within this group of patients - for

H. Lundbeck A/S

whom no approved treatment has been available until now.

Alzheimers Disease affects approximately 5 percent of the population over 65 years of age and more than 20 percent in the age group above 85 years. Currently less than 50 percent of the people suffering from Alzheimer's disease are correctly diagnosed and of these, only 10-30 percent receive appropriate treatment. There are considerable variations in diagnosis rate and treatment between countries.

Alzheimers Disease is a neurodegenerative disease characterised by progressive cognitive impairment, such as failing memory, reduced perception and language derangement, which ultimately leads to patients not being able to look after themselves. In later stages of the disease, mental disturbances such as anxiety, confusion and anger, appear.

Lundbeck has licensed Ebixa® from Merz Pharmaceuticals, a German research-based pharmaceutical company. Lundbeck has acquired exclusive rights to a number of European countries as well as Canada, Australia and South Africa. Under a co-marketing agreement with Merz, Lundbeck has acquired semi-exclusive rights to the rest of the world, exclusive of USA and Japan.

The content of this release will have no influence on the Lundbeck Groups result for the Lundbeck Groups result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000.

◄ Releases

H. Lundbeck A/S

Lundbeck

New clinical and pre-clinical data on Cipralex®

Release number: 71 **Release date: 24-06-2002**

At the 23rd Collegium Internationale Neuro-Psychopharmacologium (CINP) Congress in Montreal, Lundbeck presented clinical results, showing that Cipralex® (escitalopram) offered significantly greater efficacy compared with Cipramil® (citalopram).

Response to treatment (50% reduction in symptoms) is considered a key outcome measure in depression on the way to obtaining full remission.

An new analysis of those patients classified as responders and remitters, respectively, from a previously published 8 week placebo controlled study (Lepola et al at APA 2001, NR431) with 468 patients, demonstrates that 20% more of patients treated with escitalopram (10-20 mg/day) responded, compared to patients treated with citalopram (20-40 mg/day) (p=0.021). Similarly, the rate of remission was approximately 25% higher for patients treated with escitalopram as compared with patients treated with citalopram (p=0.036).

These findings were further supported by a new 6-month fixed dose study of 357 patients with major depression, where escitalopram 10 mg/day was compared to citalopram 20 mg/day.

In a subgroup of 170 patients with moderate depression (<30 MADRS scale), a response rate of 75% was observed for escitalopram-treated patients compared with 58% for citalopram-treated patients (p=0.002), after 8 weeks. A statistically significant improvement in remission rates was also observed (p=0.0004) in favour of escitalopram compared to citalopram.

Continued improvement was achieved during the 6 months with both drugs. The numerically difference continued to be in favour of Cipralex®. Both treatments were well tolerated with fewer escitalopram patients discontinuing compared to citalopram, suggesting improved tolerability.

In the analyses of these clinical trials, Cipralex® was shown to be significantly more efficacious than citalopram and was at least as favourably tolerated, comments Professor Stuart Montgomery. He continues by saying that, Many patients taking the 10 mg per day starting and maintenance dose of Cipralex®, demonstrated a significant improvement in depressive symptoms beginning as early as the first week of treatment, which is sooner than observed with citalopram.

A second sub-analysis from an already published fixed-dose study in outpatients (n=491) (Burke WJ, Gergel I, Bose A: J Clin Psychiatry 2002; 63:331-336) was also presented. Severely depressed patients (MADRS > 30) treated for 8 weeks with 20 mg/day escitalopram (n=51) showed significant improvement (p<0.05) compared with those treated with 40 mg/day citalopram (n=60).

H. Lundbeck A/S

This outcome in the primary endpoint parameter supports the findings of the pooled-analysis published by Gorman and colleagues last month (Gorman J, Korotzer A, Su G: CNS Spectrums 2002; 7(4): 40-44). This pooled-analysis included all of the more than 1300 patients treated in the 8-week placebo-controlled studies that included both Cipramil® and Cipralex®. The authors concluded that escitalopram may be superior to citalopram, in terms of both time to effect and magnitude of its clinical effects.

The clinically observed advantages of Cipralex® (escitalopram) compared with Cipramil® citalopram are fully consistent with new pharmacological findings, which was presented by Lundbeck.

New pre-clinical data
At the CINP Congress Lundbeck presented the results of a pre-clinical microdialysis study.

The data from the microdialysis study shows that Cipralex® when given at 2 mg/kg subcutaneously (s.c.), was more potent as Cipramil® at 4 mg/kg s.c. (2.0 mg/kg S- enantiomer + 2.0 mg/kg R-enantiomer) in increasing brain serotonin levels (about 300 percent vs. 200 percent, respectively). In contrast to escitalopram, the R-enantiomer of citalopram, when given at 2.5 mg/kg s.c., did not increase brain serotonin levels

The microdialysis finding is compatible with the apparent clinical advantage of Cipralex® over Cipramil®. The mechanism behind the observation is not known at present. It is possible that the removal of R-citalopram reduces the feedback inhibition normally seen in the serotenergic neurotransmission.

Cipralex® (escitalopram) is now available in the UK, Sweden and Switzerland. It has also been approved in France, Denmark, Finland, Lithuania, Belgium, Ireland, Iceland, Luxembourg, Norway and Austria. Escitalopram is currently under regulatory review in a number of other countries, including the United States, Canada and Australia.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000.

◄ Releases

H. Lundbeck A/S

Lundbeck

Cipralex® introduced into the UK

Release number: 70 **Release date: 11-06-2002**

H. Lundbeck has today introduced Cipralex® for treatment of depression and panic disorder into the important UK market.

The introduction is made shortly after the British Health Authorities authorisation of Cipralex® through the European Mutual Recognition Procedure. Apart from the UK, Cipralex® has already been launched in Switzerland and Sweden.

"I am proud and pleased that we can now also introduce Cipralex® into the UK market and offer patients suffering from depression and panic disorder even better treatment. Cipralex® is a very effective and extremely well tolerated drug which in all our big clinical studies has shown a remarkably fast onset of action. I am convinced that the introduction of Cipralex® will benefit a great number of patients, President & CEO Erik Sprunk-Jansen says.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000

◄ Releases

Lundbeck and Mochida enter into agreement on the development and sale of Cipralex® in Japan

TO A FRIEND

Release number: 69 **Release date: 31-05-2002**

H. Lundbeck A/S and Mochida Pharmaceutical Co., Ltd have signed a semi-exclusive licence agreement on the development, registration, sale and marketing of Cipralex® (escitalopram) on the Japanese market.

"I am very pleased that Lundbeck has entered into an agreement that within some years will introduce Cipralex® on the Japanese market giving also Japanese patients access to the best and the only second generation drug available for the treatment of depression and panic disorders, says Lundbecks President & CEO, Erik Sprunk-Jansen

Lundbecks collaboration with another Japanese pharmaceutical company, Mitsui Pharmaceuticals, is thus no longer in effect.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

Mochida Pharmaceutical Co., Ltd. is a Japanese pharmaceutical company engaged in the research and development, manufacturing and sale of pharmaceuticals, medical equipment and healthcare products. The company was founded in 1913 and listed on the first section of the Tokyo Stock Exchange in 1975. In fiscal year 2001 the company generated revenues of JPY 63.3 billion and as of 31 March 2002 the number of employees was 1,728.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000

◀ Releases

Read also
> Alzheimer' story
> Pipeline

TO A FRIEND

The EU commission issues marketing authorisation for Ebixa®

Release number: 68 **Release date: 23-05-2002**

On the basis of a recommendation from the Committee for Proprietary Medicinal Products (CPMP), the EU commission has now issued a marketing authorisation for Ebixa® covering all EEA countries. Marketing of Ebixa® will commence second half of 2002.

Ebixa® is the first in a new class of medicine for the treatment of Alzheimers disease, NMDA receptor antagonists. Ebixa elicits a clinically significant effect in patients with moderately severe and severe Alzheimers disease. Ebixa® is expected to fulfil unmet needs within this group of patients - for whom no approved therapy has been available until now.

Alzheimers disease affects approximately 5 per cent of the population above 65 years and more than 20 per cent in the age group above 85. Currently less than 50 per cent of the people suffering from Alzheimer's disease are diagnosed correctly and of these only 10-30 per cent receive proper treatment. There are considerable variations among countries.
Alzheimers disease is a neurodegenerative disease characterised by progressive cognitive impairment such as failing memory, reduced perception and language derangement, which ultimately leads to the patient not being able to look after him- or herself. In later stages of the disease behavioural disturbances appear such as anxiety, confusion and anger.

Lundbeck has in-licensed memantine from Merz Pharma, a German research based pharmaceutical company. Lundbeck has acquired exclusive rights to a number of European markets as well as Canada, Australia and South Africa. Under a co-marketing agreement with Merz, Lundbeck has acquired semi-exclusive rights on the remaining markets worldwide exclusive of USA and Japan. Forest Laboratories, Inc holds the rights to the US market.

The content of this release will have no influence on the Lundbeck Groups result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000

Cipralex® approvals in Europe

TO A FRIEND

Release number: 67 **Release date: 10-05-2002**

As described in the interim report for the first quarter of 2002, released to the Copenhagen Stock Exchange on 7 May 2002, we hereby issue a complete and final overview of the EEA-countries that have approved Cipralex® for the treatment of depression and panic disorder in connection with the Mutual Recognition Procedure.

The following countries approved Cipralex® within the stipulated time frame of 90 days:

· Belgium
· Denmark
· Great Britain
· France
· Ireland
· Iceland
· Luxemburg
· Norway
· Sweden (reference country)
· Austria

In addition to these countries, but not as a result of the European Mutual Recognition Procedure, Cipralex® has been approved for the treatment of depression in Switzerland and Lithuania.

On the basis of these approvals national applications will be entered in several Central and Eastern European countries, where most of the applications is expected to be reviewed and approved in the second half of 2002. The approval of Cipralex® in Australia and Canada is expected in the second half of 2002 respectively first half of 2003.

In all of these countries launch will take place immediately after the marketing authorisation has been issued and the reimbursement negotiations have been concluded with the authorities.
On day 89 and 90 of the European Mutual Recognition Procedure it was evident that Portugal, Greece, Italy, Spain, Finland and Germany did not intend to approve Lundbecks application within the 90-day timeframe, why Lundbeck, in accordance with the advice of the reference country, Sweden, chose to withdraw the registration application from these six countries. Lundbeck still expects Cipralex® to be approved also in these countries. The continued negotiations on the approval of Cipralex® in the relevant counties is headed by Sweden. When the final timeframe for new evaluation and approval procedure has been determined this will be communicated. The withdrawal of the applications has no effect on the approvals in the remaining EEA-countries.

The content of this release will have no influence on the Lundbeck Groups result for the Lundbeck Groups result for 2002. The company still expects an increase in turnover of approx. 20% compared to 2001, while the operating

profit still is expected to increase by 20% compared to 2001.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000

◄ Releases

H. Lundbeck A/S

Lundbeck

Interim report for the first quarter of 2002

Release number: 66 **Release date: 07-05-2002**

The Supervisory Board of H. Lundbeck A/S has today approved the companys interim report the first quarter of 2002.

The Supervisory Board of H. Lundbeck A/S has today approved the companys interim report the first quarter of 2002, presenting the following highlights:

· Revenue rose by 43% to DKK 2,378 million compared to the same period last year.

· Profit from operations went up by 61% to DKK 776 million compared to the same period last year.

· Profit before tax and profit after tax and minority interest improved by 65% to DKK 663 million and by 76% to DKK 446 million respectively compared to the same period last y

· Sales of Cipramil® improved by 26% to DKK 1,381 million compared to the same period la year.

· Income from sales of Celexa® in the USA rose by 89% to DKK 484 million compared to the same period last year.

· Sales of escitalopram to Forest amounted to DKK 259 million in the first quarter of 2002.

As a result of the positive development in the first quarter of 2002, the companys expectatic for the 2002 financial year have been adjusted upwards. An increase of approx. 20% on 200 now expected in both revenue and profit from operations.

Competition from generic Citalopram, including the timing of the launch of generic citalopran well as the extent of generic competition, could significantly affect the companys profit for 2002. Alliances, in-licensing agreements, purchase of technology etc could also significantly affect the results.

Financial highlights and ratios from the consolidated financial statements for the three montl ended 31 March 2002 (unaudited):

Group

	2002 1st quarter DKKm	2001 1st quarter DKKm	Change in %	200 1st quart EUR
FINANCIAL HIGHLIGHTS				
Revenue	2,377.6	1,656.9	43	3:
Profit from operations	775.9	482.9	61	1(
Financial items, net	(112.9)	(80.4)	40	(1

Profit before tax	663.0	402.5	65	(
Tax	217.5	145.3	50	:
Profit for the period before minority interest	445.5	253.0	76	!
Capital and reserves	5,078.5	3,813.1	33	6(
Total assets	8,562.4	7,093.1	21	1,1!
Cash flows from operating and investing activities	(92.2)	(1,062.0)	(91)	(1

RATIOS

Net profit ratio (%)	32.6	29.1	12	:
Return on assets (%)	15.2	9.9	53	:
R & D costs as a percentage of revenue	15.4	18.5	(17)	:
Return on equity for the quarter (%)	9.1	6.7	36	
Solvency ratio (%)	59.3	53.8	10	!

SHARE DATA

Earnings per share (EPS)	1.91	1.09	76	(
Cash flow per share	0.31	(0.05)	(728)	(
Net asset value per share	21.79	16.36	33	:
Market capitalisation (DKKm)	56,613	47,321	20	7,
Price / Earnings	127.08	187.02	(32)	12:
Price / Cash flow	783.99	(4,114.94)	(119)	78:
Price / Net asset value	11.15	12.41	(10)	1:

* Income statement items are translated into EUR at the average exchange rates during the period (1 January 31 March 2002 rate 743.11). Balance sheet items are translated at the exchange rates at the balance sheet date (31 March 2002 rate 743.35).

** Financial ratios are calculated according to the Danish Association of Financial Analysts' "Recommendations & Ratios 1997" (4th rev. edition).

Report

Registration of Cipralex®

On 10 December 2001 the Swedish health authorities approved Cipralex® for treatment of depression and panic disorder. The approval was granted on the basis of the application for registration submitted by the company on 6 February 2001. On 2 January 2002 Cipralex® w furthermore approved by the Swiss health authorities for the treatment of depression.

The approval in the individual EEC-countries will be based on the mutual recognition process with Sweden as reference country. Tuesday 7 May 2002 is "Day 90" in the European Mutual Recognition Procedure. The major part of the European countries has indicated that they int to approve Cipralex®. Three countries, Germany, Finland and Spain have indicated that the will not be able to approve the registration within the timeframe of 90 days. In these countri Cipralex® is expected to be approved after a re-evaluation at a later stage. Lundbeck expec to issue a total overview of the approval of Cipralex® in the individual European countries within a few days.

Lundbeck expects to commence marketing in the first European countries before the end of first half of 2002. In connection with the coming launch of Cipralex®, Lundbeck has greatly enlarged its sales force in Europe, bringing the number of sales representatives up to appro 1,900 at the end of the first quarter of 2002. With this, Lundbeck matches the selling resour of its competitors and, in the managements opinion, stands extremely well equipped for the coming launch of Cipralex®.

Generic competition

According to the Annual Report 2001, the company anticipated generic competition in sever the companys markets in 2002. At the end of March 2002, generic citalopram has been introduced into the following markets: Sweden, Denmark, Germany, the Netherlands and Finland.

In addition generic Citalopram has been introduced in Iceland, Israel, the Czech Republic an Australia.

Citalopram is protected against generic competition beyond the expiry of the compound pate by a long series of process patents. It is the companys policy to defend its rights energetical wherever they may be violated.

Memantine Ebixa® approved for treatment of Alzheimers disease

In February, the Committee for Proprietary Medicinal Products (CPMP) recommended the EU Commission to approve memantine for treatment of moderately severe to severe Alzheimers disease. Marketing authorisation covering the EU is expected by the end of the first half of 2002, and memantine will be marketed by Lundbeck under the brand name Ebixa® in the second half of 2002.

Ebixa® is the first in a new class of drugs for treatment of Alzheimers disease, NMDA recept antagonists. These drugs demonstrate clinically significant efficacy in patients suffering from moderately severe to severe Alzheimers disease. Ebixa® is expected to fulfil unmet needs within this group of patients for whom no approved treatment has been available until now.

Serdolect®

The Groups drug for treatment of schizophrenia, Serdolect®, was suspended in 1998, when concerns were raised about the products safety profile.

On 19 October 2001, the Committee for Proprietary Medicinal Products (CPMP) recommende the European Commission to revoke the suspension of Serdolect® on the basis of supplementary data, all substantiating the safety of Serdolect®.

In connection with the withdrawal of the suspension, Lundbeck has agreed to carry out a po marketing study. The company expects Serdolect® to be available for ordinary prescription use at the end of 2003.

Serdolect® is not only an effective drug for treatment of schizophrenia but is also free of ma
of the side effects that normally occur during treatment with antipsychotics.

In-licensing

On 18 February 2002, H. Lundbeck A/S entered into an agreement with Warren Pharmaceuticals, according to which Lundbeck was granted certain rights to the companys tissue protection technology.

Since 1998, researchers at The Kenneth S. Warren Institute have been studying tissue-speci
activities of certain hemopoietic cytokines. Through this work they identified unexpected tiss
protective effects of a number of molecules and their ability to cross the blood brain barrier.
Animal studies conducted support the potential utility of such derivatives in disease models
neurological diseases, including brain and spinal cord injuries, Alzheimers disease and other
diseases.

Lundbeck and BankInvest Biomedical Venture have each invested five million USD in Warren Pharmaceuticals, Inc, a privately owned biotechnology company in Westchester, New York.

Co-marketing agreement

On 7 January 2002, Lundbeck and Recordati entered into a co-marketing agreement on the
and marketing of escitalopram in Italy.

Since 1995, Lundbeck and Recordati have successfully cooperated on selling and marketing
citalopram in Italy under the brand names Seropram®/Elopram®.

Number of employees

At the end of the first quarter of 2002, the number of full-time employees was 4,197, an increase of 831 compared to the end of the first quarter of 2001 and an increase of 258 compared to the end of 2001. In the 1 January 31 March 2002 period, the average number
full-time employees was 4,068 against 3,273 employees in the same period last year.

Expectations for 2002

According to Lundbecks expectations for 2002 as expressed in the Annual Report 2001, reve
should rise by 10-12% and profit from operations by 12-15% compared to 2001.

Lundbeck did not as expected encounter any significant competition from generic citalopram
the first quarter of 2002.

As a result, sales of Cipramil® developed better than expected, particularly in the important
market where the company has not encountered any generic competition so far.

On the basis of the foregoing Lundbeck has adjusted its expectations for the 2002 financial
upwards. Compared to 2001, both revenue and profit from operations are now expected to r
by approx. 20%.
Financial review

Accounting policies

General:

Lundbeck prepares its financial statements in accordance with the Danish Company Account: Act, current International Accounting Standards (IAS) and the requirements otherwise impo: by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements have been presented in accordance with the IAS standards and interpretations applicable to the financial year 2002.

The interim report includes only Group figures.
Segment information:

The company is only engaged in the business segment drugs for treatment of illnesses of th(central nervous system. Therefore, no segment information is given in the interim report.

Net profit for the period

The growth in Lundbecks revenue and earnings was greater than expected for the three mor ended 31 March 2002.

Profit from operations in the first quarter of 2002 was DKK 776 million, or an improvement c 61% on the same period last year.

Profit before tax and profit after tax and minority interest in the first quarter of the year ros€ 65% to DKK 663 million and by 76% to DKK 446 million respectively.

Revenue

Lundbecks revenue improved by 43% in the first quarter, amounting to DKK 2,378 million against DKK 1,657 million in the same period last year.

Most of the growth in revenue was generated by the continued encouraging sales performan of Cipramil®, rising income from Forests sales of Celexa® in the USA and income from the supply of escitalopram to Forest.

In the first quarter of 2002, Lundbecks sales of Cipramil® outside the USA rose by 26% to C 1,381 million. This growth was the result of rising sales, particularly in the markets in the United Kingdom, France, Spain, Italy, Germany and Canada. Compared to the same period l year, sales of Cipramil® in Australia fell as a result of the introduction of generic citalopram.

Major growth markets	**Increase in revenue 1st quarter of 2002 vs. 1st quarter of 2001**
United Kingdom	26%
France	24%
Germany	46%
Spain	66%
Italy	69%
Canada	47%
Australia	-10%

Lundbecks income from sales of Celexa® in the USA was DKK 484 million in the first quartei equivalent to an increase of 89% on the same period last year. Forest achieved Celexa® sal totalling USD 313 million against USD 206 million in the same period last year. At the end of first quarter of 2002, Celexa® accounted for 17.54% of new SSRI prescriptions and for 16.9 of all SSRI prescriptions in the USA.

Lundbecks income from sales of escitalopram to Forest at the end of the first quarter totallec DKK 259 million.

According to Lundbecks accounting policies, sales of both citalopram and escitalopram to For are recognised at the guaranteed minimum price at the time of delivery. At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements include the contractually agreed royalty calculation. The difference between the invoiced price and tl minimum price of Forests inventories is recorded in the balance sheet as prepayment and dc not affect Lundbecks cash flows. The difference between the minimum price already recognis as income and the final calculated settling price is recognised as income. At the same time, t prepayment is reduced correspondingly.

The prepayment was DKK 1,109 million at 31 March 2002 compared to DKK 896 million at 3 March 2001 and DKK 1,041 million at 31 December 2001.

In the first quarter, Lundbecks sales of other antidepressants and antipsychotics totalled DKI 207 million, corresponding to an increase of DKK 17 million, or 9%, compared to the same period last year.
Lundbecks sales of other products dropped by DKK 70 million to DKK 47 million in the first quarter.

As a result of Lundbecks currency hedging policy, foreign exchange losses and gains on hedg transactions are allocated directly to the hedged transaction. The hedging of the companys foreign exchange income means that this income is included in the financial statements at tł forward rates. The effect on the profit is DKK -3 million (DKK 24 million at the end of the firs quarter of 2001) compared to a situation where the income is included at the current rates c exchange during the period. Of the total effect DKK -5 million stems from the hedging of USI The latter amount has been deducted from income from sales of Celexa®.

At 31 March 2002, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approx. DKK billion. Deferred recognition of net exchange gains totalled DKK 8 million at 31 March 2002 against deferred recognition of exchange gains of DKK 5 million at 31 March 2001 and deferi recognition of exchange gains of DKK 25 million at 31 December 2001.

Costs

Lundbecks total costs, exclusive of financial items and tax, were DKK 1,602 million in the firs quarter of 2002, up 37% on the same period last year. The greater part of the increase is dı to higher selling and marketing costs as well as production costs.

Production costs climbed by 57% to DKK 486 million, reflecting primarily a generally growinç level of activity to meet the increase in sales of present and new products. This has resulted new appointments, outsourcing and a reorganisation of existing production.

Distribution costs rose by 29% to DKK 452 million. Compared to the same period last year, distribution costs were affected by increased activity in connection with preparations for the launch of Cipralex® and Ebixa®. Thus the sales force in Europe and in emerging markets lik

Canada and Turkey was greatly enlarged in the latter half of 2001 and at the beginning of 20

Administration costs increased by 45% to DKK 299 million, which is primarily caused by the establishment of new subsidiaries in Latin America and Asia, and the continued development the Group's IT and communication infrastructure.

Research and development costs totalled DKK 367 million in the first quarter against DKK 3C million in the same period last year. Research and development costs in the first quarter wei especially affected by the phase III studies of rasagiline and etilevodopa as well as a general higher level of activity as a result of the expansion of Lundbecks own research and developm organisation.

Depreciation and amortisation charges, which are included in the individual cost categories, totalled DKK 88 million against DKK 54 million in the same period last year. Most of the incre is attributable to amortisation on goodwill and other intangible assets acquired on 28 Februa 2001 in connection with the purchase of Byk Gulden Lomberg Chemische Fabrik GmbHs shai of Lundbeck GmbH & Co.

Financial items

In the first quarter of 2002, the Group had a financial net expense of DKK 113 million agains net expense of DKK 80 million in the same period last year.

Unrealised losses on other investments totalled net DKK 114 million at 31 March 2002 again an unrealised gain of DKK 115 million in the same period last year. Lundbecks other investments at 31 March 2002 were mainly a shareholding in Cephalon, Inc. with a market value of DKK 536 million. The value adjustment of the Cephalon shares amounted to DKK -1 million at 31 March 2002.

Exchange adjustments relating to forward contracts and options, which under IAS 39 are no longer classified as hedging but as trading, are taken to financial items on an ongoing basis. the three months ended 31 March 2002, these exchange adjustments represent a net excha expense of DKK 12 million. At 31 March 2002, trading-foreign currency hedging contracts ha been entered into with a value equivalent to DKK 1.1 billion.

Tax

The income tax expense at 31 March 2002 has been calculated at DKK 217 million against D 145 million in the same period last year. Further, items totalling DKK 3 million are stated un capital and reserves.

The tax rate was 33% at the end of the first quarter of 2002 against 36% at the end of the f quarter of 2001. The effect of non-deductible share price adjustments on the tax rate is app 1.5%.

Investments

Lundbecks total net investments in the first quarter of 2002 amounted to DKK 164 million against DKK 1,051 million in the same period last year. The fall is mainly due to the purchas Byk Guldens share of Lundbeck GmbH & Co. in March 2001.

Tangible and intangible net capital investments totalled DKK 148 million in the first quarter, including investments in new manufacturing facilities in Seal Sands, an analytical control laboratory in Valby and a new SAP system in replacement of existing systems, primarily in production and purchasing. The corresponding amount was DKK 1,014 million in the same period last year.

In the first quarter of 2002, financial investments, net, were DKK 17 million against DKK million.

Cash flows

Lundbecks cash flows from operating activities were DKK 72 million at 31 March 2002 agains DKK -11 million in the same period last year, primarily reflecting an increase in the profit fro operations. Cash flows from operating activities are affected adversely by rising tax payment and by rising funds tied up in trade receivables.

Lundbecks cash flows from investing activities amounted to DKK 164 million at 31 March 20(against DKK 1,051 million in the same period last year.

Lundbecks free cash flow amounted to DKK -92 million at 31 March 2002 against DKK 1,062 million in the same period last year.

Cash flows from financing activities amounted to DKK 281 million at 31 March 2002.

Lundbecks interest-bearing net cash (the companys holding of cash and cash equivalents les interest-bearing debt) was DKK 783 million at the end of the first quarter of 2002 against DK 363 million in the same period last year.

Capital and reserves

Capital and reserves at 31 March 2002 amounted to DKK 5,079 million against DKK 3,813 million at 31 March 2001 and DKK 4,742 million at 31 December 2001.

The movements in capital and reserves are shown below:

Movements in capital and reserves	DKKm
Capital and reserves 1 January 2002	**4,742**
Additions 2002 loss on hedging contracts	-20
Disposals 2002 loss on hedged transactions transferred to revenue and the balance sheet	3
Proceeds from sale of treasury shares	10
Option premium paid on purchase of treasury shares	-105
Tax on items of capital and reserves relating to the period	3
Net profit for the period	446
Capital and reserves 31 March 2002	**5,079**

The return on equity was 9.1% in the first quarter of 2002 compared to 6.7% in the same period last year.

Incentive plans and treasury shares

In 1999, Lundbeck introduced a share option plan for the companys management and executives, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In addition, a new option plan executive employees and key employees will be established in 2002 as mentioned in the companys announcement of results no. 62 of 5 March 2002.

Management share option plan (1999):
The company has authorisation to grant 2,000,000 options at DKK 5 each. At 31 March 2002 1,997,700 options had been granted compared to 1,977,368 at 31 March 2001. The Supervisory Board is not comprised by the share option plan.

Share price based plan for the employees of foreign companies (1999):
As a result of the conditions relating to the plan, the value of the plan inclusive of the associated social security costs corresponded to 511,200 shares at 31 March 2002.

Share option plan for key employees (2002):
The company has authorisation to grant 2,500,000 options at DKK 5 each. At 31 March 2002 2,431,000 options had been granted. As previously, the Supervisory Board is not comprised this option plan.

Securing obligations relating to incentive plans:
In 1999, the company purchased 2,000,000 treasury shares at a total cost of DKK 87.5 milli to secure and implement the share option plan from 1999.

To cover the increase in the companys obligations and the associated social security costs connected with the share price based plan from 1999, the company purchased 740,000 trea: shares at a total cost of DKK 50.4 million in 1999.

The holding of treasury shares at 31 March 2002 totalled 2,233,372.

The option plan from March 2002 is secured by means of an option contract entered into wit LFI A/S, which gives the company the right to buy up to 2,500,000 shares from LFI A/S.

Accounting for incentive plans:
The obligation relating to the incentive plans at 31 March 2002 was DKK 398 million against DKK 390 million at 31 March 2001. The obligation relating to the new option plan has been calculated as if the options were exercisable at 31 March 2002, which is not the case as the exercise period is from 1 September 2003 to 1 September 2004.

The holding of treasury shares acquired to secure and implement the share option plan and t cover the increase in the companys obligations according to the foreign employee plan has b deducted from capital and reserves. The market value at 31 March 2002 was DKK 542 millio against DKK 503 million at 31 March 2001.

Lastly, there is the market value at 31 March 2002 of the DKK 113 million share option purchased from LFI A/S. The market value of the purchased option has been calculated on tl basis of the Black & Scholes formula.

Tentative dates for the release of announcements of results for 2002

20 August 2002	Interim report for the first half of 2002 (January - June)
4 November 2002	

Interim report for the nine months
ended 30 September 2002

Announcements 2002

No.	Date	Subject
65	9 April 2002	On 9 April 2002H. Lundbeck A/S Annual General Meeting was held at SAS Radisson
64	22 March 2002	Notification of Ordinary General Meeting 2002 for H. Lundbeck A/S
63	20 March 2002	Cipralex® effective in treating generalised anxiety, social anxiety and panic disorders
62	5 March 2002	Announcement of results for the year ended 31 December 2001
61	20 February 2002	Memantine Ebixa® - approved for treatment of Alzheimers disease
60	18 February 2002	Lundbeck announces license agreement and equity investment in Warren Pharmaceuticals
59	31 January 2002	Financial calendar 2002
58	7 January 2002	H. Lundbeck A/S and Recordati S.p.A. enter into co-marketing agreement
57	2 January 2002	Cipralex® approved in Switzerland

Yours sincerely
H. Lundbeck A/S

Arne V. Jensen
Chairman of the Supervisory Board

Erik Sprunk-Jansen
President & CEO

The forward-looking statements contained in this announcement are based on the management's current expectations concerning certain future events and results. These are, course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Further, some of the expectations are based upon assumption about future events, which may turn out to be incorrect.

For further information please contact Hans Henrik Munch-Jensen, Senior Vice President & C tel +45 36 30 15 11, ext. 2660, or Steen Juul Jensen, Director of Corporate Communication Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the companys revenue was DKK 7.7 billion and the number employees approx. 4,000.

◀ Releases

ARTICLES OF ASSOCIATION

of

H. Lundbeck A/S

Ottiliavej 7-9, 2500 Valby

CVR-No. 56759913

(previously registered under
Reg. No. A/S 22.472)

- - - oo0oo - - -

1.0 Name and Registered Office

1.1 The name of the Company is H. Lundbeck A/S. The Company also carries on business under the secondary name Kefalas A/S (H. Lundbeck A/S).

1.2 The registered office of the Company shall be situated in the municipality of Copenhagen.

2.0 Object

2.1 The objects for which the Company is established are to carry on business within the fields of research in and manufacture and sale of pharmaceuticals, chemicals and the like, and to undertake, perform and carry on all such other things as the Supervisory Board deems incidental, conducive or ancillary to the attainment of such objects.

3.0 The Company's Capital and Shares

3.1 The Company's share capital shall be DKK 1,165,503,500. The share capital shall be divided into shares of DKK 5 each or multiples hereof.

3.2 The share capital is fully paid up. The shares shall be registered shares and shall be entered into the Company's Register of Shareholders. The Company's Register of Shareholders shall be kept by Den Danske Bank Aktieselskab, Holmens Kanal 2-12, 1092 Copenhagen K, which has been appointed keeper of the Register of Shareholders on behalf of the Company.

3.3 No shareholder shall be under an obligation to have his shares redeemed in part or in full. The shares shall be negotiable instruments and no restrictions shall apply to the negotiability of the shares. No shares shall carry special rights.

3.4 When listed on the Copenhagen Stock Exchange (Københavns Fondsbørs A/S) the shares shall be issued as non-certificated shares (dematerialised securities) through the Danish Securities Centre (Værdipapircentralen). All rights pertaining to the shares shall be filed with the Danish Securities Centre according to applicable rules hereon.

4.0 Authorisation to Carry out Capital Increases

4.1 Until the 28th April 2004 the Supervisory Board shall be authorised to increase the Company's share capital one or several times by a maximum of DKK 40,000,000. In the event of an increase of the share capital at market price, including as remuneration for the Company's acqui-

sition of an existing company or other assets, the Supervisory Board shall be entitled to decide that the capital increase shall take place without pre-emptive subscription rights for the Company's existing shareholders. The Supervisory Board shall also be entitled to decide that the entire increase or part thereof shall be effected in other ways than by cash payment.

4.2 In addition to the authorisation granted to the Supervisory Board in article 4.1, the Supervisory Board is until 28th April 2004 authorised, without pre-emption rights for the existing shareholders, to increase the share capital by up to DKK 7,500,000 in one or more issues in connection with the issue of new shares to employees of the company and/or its subsidiaries. The new shares shall be issued at a subscription price determined by the Supervisory Board and may be lower than the market price.

4.3 New shares issued pursuant to Articles 4.1 or 4.2 shall be negotiable instruments and shall be issued in the holder's name and shall be registered on name in the Register of Shareholders and for future increases of the share capital the same pre-emptive subscription rights shall apply as for the existing shares. Furthermore, the provisions on shares contained in these Articles of Association shall apply.

The new shares shall carry a right of dividend and other rights with the Company from such time to be determined by the Supervisory Board, however, not later than 12 months after the registration of the capital increase.

4.4 The Supervisory Board shall be authorised to set out detailed terms and conditions for capital increases under the above authorisations. Furthermore, the Supervisory Board shall be authorised to amend the Company's Articles of Association to the extent required as a consequence of the Supervisory Board exercising the above authorisations.

5.0 Cancellation

5.1 Shares not registered with the Danish Securities Centre may be cancelled by the Supervisory Board without preceding court order pursuant to applicable legislation hereon. Cancellation shall take place at the expense of the shareholder.

6.0 The Management of the Company

6.1 The Company shall be managed by a Supervisory Board of 4 - 6 members appointed by the General Assembly. The Board Members shall be appointed for a period of one year. Re-election shall be possible. However, no member shall be entitled to be a member of the Supervisory Board after the Ordinary General Meeting in the calendar year in which the Board Member turns

70 years. Apart from the members appointed by the General Assembly, the employees of H. Lundbeck A/S and of the Company's subsidiaries shall appoint a certain number of members for the Supervisory Board pursuant to the applicable terms according to the Danish Companies Act.

6.2 The Supervisory Board shall appoint one of their number to the office of Chairman of the Board and one of their number to the office of Vice-Chairman. The Supervisory Board shall pass its resolutions by a simple majority of votes. In case of equality of votes, the Chairman, and in his absence the Vice-Chairman, shall have a casting vote.

6.3 The Members of the Supervisory Board shall regulate its proceedings as they see fit.

6.4 Minutes of all proceedings at meetings of the Supervisory Board shall be entered in a minute book and shall be signed by all Board Members in attendance.

6.5 The Supervisory Board shall engage a Board of Management consisting of 2 - 4 members to undertake the day-to-day management of the Company.

7.0 Rules of Signature

7.1 The Company shall be legally bound by the joint signatures of four members of the Supervisory Board, by the joint signatures of two members of the Board of Management or by the joint signatures of one member of the Supervisory Board and one member of the Board of Management.

8.0 General Meetings

8.1 The Company's General Meetings shall take place in Greater Copenhagen (Storkøbenhavn). General Meetings shall be convened by the Supervisory Board giving at least eight days' notice and maximum four weeks' notice by announcement in the Danish Legal Gazette (Statstidende) and at least one national Danish newspaper at the Supervisory Board's discretion and by ordinary letter to all shareholders registered in the Register of Shareholders who have requested to be notified in this manner. The Supervisory Board may in addition choose to announce the notice of the General Meeting in foreign newspapers or magazines distributed internationally. The notice shall contain the agenda for the meeting and state the main contents of any proposals to amend the Articles of Association. However, if the proposal requires a decision on amendment of the Articles of Association pursuant to the Danish Companies Act, sec. 79, subs. 1 or 2, the notice shall contain the full wording of the proposal and the notice shall be sent to all registered shareholders.

8.2 The Annual General Meeting shall take place once a year before the end of the month of April. Any proposals that the shareholders may wish to be considered at the Annual General Meeting shall be forwarded to the company's offices no later than on the 15th February.

8.3 Extraordinary General Meetings shall be convened within two weeks after receipt by the registered office of the Company of a requisition to transact any particular business submitted by shareholders who, combined, represent one tenth of the share capital.

8.4 No later than eight days prior to any General Meeting, the agenda accompanied by the full and complete resolutions to be proposed at the General Meeting of the Company - and, in respect of the Ordinary General Meeting, the annual accounts, auditor's report and the consolidated annual accounts duly signed and endorsed - shall be made available for inspection by the shareholders at the registered office of the Company.

9.0

9.1 The Agenda for the Ordinary General Meeting of the Company shall include the following:

a) Report from the Supervisory Board on the activities of the Company during the previous year.
b) Presentation of the audited annual accounts and consolidated annual accounts for approval and the granting of discharge to the Supervisory Board and the Board of Management.
c) Resolution on the distribution of profit or loss upon proposal from the Supervisory Board.
d) Election of Members of the Supervisory Board.
e) Election of auditors of the Company.
f) Proposals, if any, from the shareholders and from the Supervisory Board.
g) Any other business.

10.0

10.1 The General Meeting shall be lead by a chairman appointed by the Supervisory Board. The Chairman shall decide on all questions relating to the handling of the matters and voting procedure and the result thereof.

10.2 All resolutions taken by the General Assembly shall be made by way of simple majority unless otherwise stated in these Articles of Association or pursuant to the Danish Companies Act in relation to representation and majority.

11.0

11.1 Any shareholder shall be entitled to participate in the Company's General Meetings provided that the shareholder has obtained an admission card from the Company's offices against proper identification no later than five calendar days prior to the General Meeting. Admission cards shall be handed out to shareholders registered in the Company's Register of Shareholders or against presentation of a statement of account no more than eight days old from the Danish Securities Centre or from the account holding institution as documentation of the holding of shares.

11.2 The shareholder may appear personally or by agent and may appear together with an adviser. Voting rights may be exercised pursuant to a proxy if the agent in return for the proxy has received an admission card entitling the agent to appear on behalf of the principal. The agent shall present a written and dated proxy valid for no more than one year.

11.3 The Company's General Meetings shall be open to representatives of the press if these have obtained admission cards against presentation of their press cards.

11.4 Shareholders possessing admission cards shall be entitled to vote at the General Meetings. However, for shares acquired by transfer the voting right shall further be subject to the shareholder having been entered in the Register of Shareholders no later than at the time of the convening of the General Meeting in question or to the shareholder having given notice and proof of the acquisition no later than at the above time.

11.5 Each nominal share amount of DKK 5 shall carry one vote.

12.0

12.1 A summary of the General Meeting shall be entered in a Minute Book authorised by the Supervisory Board and shall be signed by the Chairman and the Board Members in attendance.

13.0 Dividend

13.1 Distribution of the Company's means as dividend shall be based on the latest annual accounts approved by the General Assembly.

13.2 Payment of dividend shall be effected by way of transfer to the accounts specified by the shareholders pursuant to applicable rules for the Danish Securities Centre.

13.3 Dividend which has not been withdrawn prior to five years after the day when payment became due, shall be deemed to become the property of the Company.

14.0 Auditing

14.1 The Company's annual accounts shall be audited by two state authorised public accountants elected by the General Assembly.

15.0 Accounting

15.1 The Company's accounting year shall be the calendar year.

15.2 The annual accounts shall be presented in a clear and readily-understandable way in accordance with the rules of law and shall give a true and fair view of the assets and liabilities of the Company, its financial position and the result of its operations.

16.0 Public Availability

16.1 The Company's Articles of Association and latest approved annual accounts and group accounts shall be available to the public and copies thereof may be obtained from the Company's offices upon request.

-----oooOooo-----

As amended at the Company's Annual General Meeting on the 9th April 2002.

ARTICLES OF ASSOCIATION

of

H. Lundbeck A/S

Ottiliavej 7-9, 2500 Valby

CVR-No. 56759913

(previously registered under
Reg. No. A/S 22.472)

- - - oo0oo - - -

1.0 Name and Registered Office

1.1 The name of the Company is H. Lundbeck A/S. The Company also carries on business under the secondary name Kefalas A/S (H. Lundbeck A/S).

1.2 The registered office of the Company shall be situated in the municipality of Copenhagen.

2.0 Object

2.1 The objects for which the Company is established are to carry on business within the fields of research in and manufacture and sale of pharmaceuticals, chemicals and the like, and to undertake, perform and carry on all such other things as the Supervisory Board deems incidental, conducive or ancillary to the attainment of such objects.

3.0 The Company's Capital and Shares

3.1 The Company's share capital shall be DKK 1,165,503,500. The share capital shall be divided into shares of DKK 5 each or multiples hereof.

3.2 The share capital is fully paid up. The shares shall be registered shares and shall be entered into the Company's Register of Shareholders. The Company's Register of Shareholders shall be kept by Den Danske Bank Aktieselskab, Holmens Kanal 2-12, 1092 Copenhagen K, which has been appointed keeper of the Register of Shareholders on behalf of the Company.

3.3 No shareholder shall be under an obligation to have his shares redeemed in part or in full. The shares shall be negotiable instruments and no restrictions shall apply to the negotiability of the shares. No shares shall carry special rights.

3.4 When listed on the Copenhagen Stock Exchange (Københavns Fondsbørs A/S) the shares shall be issued as non-certificated shares (dematerialised securities) through the Danish Securities Centre (Værdipapircentralen). All rights pertaining to the shares shall be filed with the Danish Securities Centre according to applicable rules hereon.

4.0 Authorisation to Carry out Capital Increases

4.1 Until the 28th April 2004 the Supervisory Board shall be authorised to increase the Company's share capital one or several times by a maximum of DKK 40,000,000. In the event of an increase of the share capital at market price, including as remuneration for the Company's acqui-

sition of an existing company or other assets, the Supervisory Board shall be entitled to decide that the capital increase shall take place without pre-emptive subscription rights for the Company's existing shareholders. The Supervisory Board shall also be entitled to decide that the entire increase or part thereof shall be effected in other ways than by cash payment.

4.2 In addition to the authorisation granted to the Supervisory Board in article 4.1, the Supervisory Board is until 28th April 2004 authorised, without pre-emption rights for the existing shareholders, to increase the share capital by up to DKK 7,500,000 in one or more issues in connection with the issue of new shares to employees of the company and/or its subsidiaries. The new shares shall be issued at a subscription price determined by the Supervisory Board and may be lower than the market price.

4.3 New shares issued pursuant to Articles 4.1 or 4.2 shall be negotiable instruments and shall be issued in the holder's name and shall be registered on name in the Register of Shareholders and for future increases of the share capital the same pre-emptive subscription rights shall apply as for the existing shares. Furthermore, the provisions on shares contained in these Articles of Association shall apply.

The new shares shall carry a right of dividend and other rights with the Company from such time to be determined by the Supervisory Board, however, not later than 12 months after the registration of the capital increase.

4.4 The Supervisory Board shall be authorised to set out detailed terms and conditions for capital increases under the above authorisations. Furthermore, the Supervisory Board shall be authorised to amend the Company's Articles of Association to the extent required as a consequence of the Supervisory Board exercising the above authorisations.

5.0 Cancellation

5.1 Shares not registered with the Danish Securities Centre may be cancelled by the Supervisory Board without preceding court order pursuant to applicable legislation hereon. Cancellation shall take place at the expense of the shareholder.

6.0 The Management of the Company

6.1 The Company shall be managed by a Supervisory Board of 4 - 6 members appointed by the General Assembly. The Board Members shall be appointed for a period of one year. Re-election shall be possible. However, no member shall be entitled to be a member of the Supervisory Board after the Ordinary General Meeting in the calendar year in which the Board Member turns

70 years. Apart from the members appointed by the General Assembly, the employees of H. Lundbeck A/S and of the Company's subsidiaries shall appoint a certain number of members for the Supervisory Board pursuant to the applicable terms according to the Danish Companies Act.

6.2 The Supervisory Board shall appoint one of their number to the office of Chairman of the Board and one of their number to the office of Vice-Chairman. The Supervisory Board shall pass its resolutions by a simple majority of votes. In case of equality of votes, the Chairman, and in his absence the Vice-Chairman, shall have a casting vote.

6.3 The Members of the Supervisory Board shall regulate its proceedings as they see fit.

6.4 Minutes of all proceedings at meetings of the Supervisory Board shall be entered in a minute book and shall be signed by all Board Members in attendance.

6.5 The Supervisory Board shall engage a Board of Management consisting of 2 - 4 members to undertake the day-to-day management of the Company.

7.0 Rules of Signature

7.1 The Company shall be legally bound by the joint signatures of four members of the Supervisory Board, by the joint signatures of two members of the Board of Management or by the joint signatures of one member of the Supervisory Board and one member of the Board of Management.

8.0 General Meetings

8.1 The Company's General Meetings shall take place in Greater Copenhagen (Storkøbenhavn). General Meetings shall be convened by the Supervisory Board giving at least eight days' notice and maximum four weeks' notice by announcement in the Danish Legal Gazette (Statstidende) and at least one national Danish newspaper at the Supervisory Board's discretion and by ordinary letter to all shareholders registered in the Register of Shareholders who have requested to be notified in this manner. The Supervisory Board may in addition choose to announce the notice of the General Meeting in foreign newspapers or magazines distributed internationally. The notice shall contain the agenda for the meeting and state the main contents of any proposals to amend the Articles of Association. However, if the proposal requires a decision on amendment of the Articles of Association pursuant to the Danish Companies Act, sec. 79, subs. 1 or 2, the notice shall contain the full wording of the proposal and the notice shall be sent to all registered shareholders.

8.2 The Annual General Meeting shall take place once a year before the end of the month of April. Any proposals that the shareholders may wish to be considered at the Annual General Meeting shall be forwarded to the company's offices no later than on the 15th February.

8.3 Extraordinary General Meetings shall be convened within two weeks after receipt by the registered office of the Company of a requisition to transact any particular business submitted by shareholders who, combined, represent one tenth of the share capital.

8.4 No later than eight days prior to any General Meeting, the agenda accompanied by the full and complete resolutions to be proposed at the General Meeting of the Company - and, in respect of the Ordinary General Meeting, the annual accounts, auditor's report and the consolidated annual accounts duly signed and endorsed - shall be made available for inspection by the shareholders at the registered office of the Company.

9.0

9.1 The Agenda for the Ordinary General Meeting of the Company shall include the following:

a) Report from the Supervisory Board on the activities of the Company during the previous year.
b) Presentation of the audited annual accounts and consolidated annual accounts for approval and the granting of discharge to the Supervisory Board and the Board of Management.
c) Resolution on the distribution of profit or loss upon proposal from the Supervisory Board.
d) Election of Members of the Supervisory Board.
e) Election of auditors of the Company.
f) Proposals, if any, from the shareholders and from the Supervisory Board.
g) Any other business.

10.0

10.1 The General Meeting shall be lead by a chairman appointed by the Supervisory Board. The Chairman shall decide on all questions relating to the handling of the matters and voting procedure and the result thereof.

10.2 All resolutions taken by the General Assembly shall be made by way of simple majority unless otherwise stated in these Articles of Association or pursuant to the Danish Companies Act in relation to representation and majority.

11.0

11.1 Any shareholder shall be entitled to participate in the Company's General Meetings provided that the shareholder has obtained an admission card from the Company's offices against proper identification no later than five calendar days prior to the General Meeting. Admission cards shall be handed out to shareholders registered in the Company's Register of Shareholders or against presentation of a statement of account no more than eight days old from the Danish Securities Centre or from the account holding institution as documentation of the holding of shares.

11.2 The shareholder may appear personally or by agent and may appear together with an adviser. Voting rights may be exercised pursuant to a proxy if the agent in return for the proxy has received an admission card entitling the agent to appear on behalf of the principal. The agent shall present a written and dated proxy valid for no more than one year.

11.3 The Company's General Meetings shall be open to representatives of the press if these have obtained admission cards against presentation of their press cards.

11.4 Shareholders possessing admission cards shall be entitled to vote at the General Meetings. However, for shares acquired by transfer the voting right shall further be subject to the shareholder having been entered in the Register of Shareholders no later than at the time of the convening of the General Meeting in question or to the shareholder having given notice and proof of the acquisition no later than at the above time.

11.5 Each nominal share amount of DKK 5 shall carry one vote.

12.0

12.1 A summary of the General Meeting shall be entered in a Minute Book authorised by the Supervisory Board and shall be signed by the Chairman and the Board Members in attendance.

13.0 Dividend

13.1 Distribution of the Company's means as dividend shall be based on the latest annual accounts approved by the General Assembly.

13.2 Payment of dividend shall be effected by way of transfer to the accounts specified by the shareholders pursuant to applicable rules for the Danish Securities Centre.

13.3 Dividend which has not been withdrawn prior to five years after the day when payment became due, shall be deemed to become the property of the Company.

14.0 Auditing

14.1 The Company's annual accounts shall be audited by two state authorised public accountants elected by the General Assembly.

15.0 Accounting

15.1 The Company's accounting year shall be the calendar year.

15.2 The annual accounts shall be presented in a clear and readily-understandable way in accordance with the rules of law and shall give a true and fair view of the assets and liabilities of the Company, its financial position and the result of its operations.

16.0 Public Availability

16.1 The Company's Articles of Association and latest approved annual accounts and group accounts shall be available to the public and copies thereof may be obtained from the Company's offices upon request.

-----oooOooo-----

As amended at the Company's Annual General Meeting on the 9th April 2002.

Board Members:

Arne V. Jensen

Lars Bruhn

Sven Dyrløv Madsen

Flemming Lindeløv

Peter Kürstein-Jensen

Ole Stehen Andersen

Birgit Bundgaard Rosenmeier

Jan Gottliebsen

Torben Skarsfeldt